KGHM POLSKA MIEDŹ S.A.

EXEMPTION NUMBER: 82-4639

RECEIVED
2005 MAY 20 A II: 5
FICE OF INTERNATIONAL
CORPORATE FINANCE

59-301 Lubin
ul. M. Skłodowskiej-Curie 48

tel.: (48 76) 847 82 00
fax: (48 76) 847 85 00

www.kghm.pl

NIP 692-000-00-13
REGON 390021764

05008264

Lubin, 16 May 2005
NI/52/2005

Division of Corporate Finance
Office of International Corporate Finance
United States Securities and
Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

SUPPL

Enclosed please find the hard copy of the consolidated quarterly report of the KGHM Polska Miedź S.A. Group for the first quarter of 2005.

Contact name: Andrzej Kowalczyk
Executive Director,
Equity Supervision and Investor Relations

Phone: ++48 76 84 78 231
Fax: ++48 76 84 78 205

Sincerely

DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego
i Relacji Inwestorskich
Andrzej Kowalczyk

PROCESSED
MAY 24 2005
THOMSON
FINANCIAL

Oznaczenie sądu rejestrowego i numeru, pod którym spółka jest zarejestrowana:

Sąd Rejonowy
dla Wrocławia Fabrycznej
IX Wydział Gospodarczy
Krajowego Rejestru Sądowego
nr KRS 23302

Wysokość kapitału zakładowego:

2.000.000.000 zł
(dwa miliardy złotych)

POLISH SECURITIES AND EXCHANGES COMMISSION

Consolidated quarterly report QS 1 / 2005

(In accordance with § 93, section 2 of the Decree of the Council of Ministers dated 21 March, 2005 –Journal of Laws Nr 49, item 463)

(for issuers of securities involved in production, construction, trade or services activities)

for the first quarter of 2005 comprise the period from 1 January 2005 to 31 March 2005

containing the condensed consolidated financial statements according International Accounting Standards in PLN.

Publication date: 16 May 2005

KGHM Polska Miedź Spółka Akcyjna
(name of the issuer)

KGHM Polska Miedź S.A.	Metals industry
(short name of the issuer)	(issuer branch title to the Warsaw Stock Exchange)
59-301	Lubin
(postal code)	(city)
Marii Skłodowskiej-Curie	48
(street)	(number)
(48 76) 84 78 200	(48 76) 84 78 500
(telephone)	(fax)
IR@BZ.KGHM.pl	www.kghm.pl
(e-mail)	(www)
692-000-00-13	390021764
(NIP)	(REGON)

SELECTED FINANCIALS ITEMS	in '000 PLN		in '000 EUR	
	1st quarter accrued period from 1 January 2005 to 31 March 2005	1st quarter accrued period from 1 January 2004 to 31 March 2004	1st quarter accrued period from 1 January 2005 to 31 March 2005	1st quarter accrued period from 1 January 2004 to 31 March 2004
I. Sales	1 913 211	1 778 233	476 480	370 944
II. Operating profit	587 077	493 578	146 210	102 962
III. Profit before taxation	623 242	492 745	155 217	102 788
IV. Net profit	507 844	401 683	126 477	83 792
V. Net profit of shareholders of parent entity	507 143	401 305	126 303	83 713
VI. Number of shares issued	200 000 000	200 000 000	200 000 000	200 000 000
VII. Earnings per ordinary share (in PLN/EUR)	2.54	2.01	0.63	0.42
VIII. Net cash flow from operating activities	105 769	551 803	26 342	115 108
IX. Net cash flow from investing activities	(239 377)	(368 402)	(59 616)	(76 850)
X. Net cash flow from financing activities	2 985	(249 642)	743	(52 076)
XI. Total net cash flow	(130 623)	(66 241)	(32 531)	(13 818)
	At 31.03.2005	**At 31.12.2004**	**At 31.03.2005**	**At 31.12.2004**
XII. Current assets	2 714 163	2 869 240	664 633	703 418
XIII. Non-current assets	6 554 831	6 484 535	1 605 121	1 589 736
XIV. Total assets	9 268 994	9 353 775	2 269 754	2 293 154
XV. Current liabilities	1 978 976	2 419 068	484 604	593 054
XVI. Non-current liabilities	1 272 614	1 278 756	311 633	313 497
XVII. Equity	6 017 404	5 655 951	1 473 518	1 386 602
XVIII. Minority interest	12 398	11 853	3 036	2 906

(amounts shown are in '000 PLN)

Condensed consolidated balance sheet

	At 31 March 2005	At 31 December 2004
Assets		
Non-current assets	**6 554 831**	**6 484 535**
Property, plant and equipment	5 447 877	5 458 088
Intangible assets	86 510	89 544
Goodwill from consolidation of subordinated entities	571	571
Investment property	9 878	9 878
Investment in associates accounted for using the equity method	855 805	805 095
Investment in associates not accounted for using the equity method	402	402
Shares in unconsolidated subsidiaries	10 322	10 215
Deferred income tax assets	42 201	18 149
Available-for-sale financial assets	21 246	18 146
Held-to-maturity financial assets		40 373
Derivative financial instruments (hedging)	17 788	19 329
Financial assets at fair value through profit or loss	43 695	
Trade and other receivables	18 536	14 745
Current assets	**2 714 163**	**2 869 240**
Inventories	1 131 001	1 034 311
Trade and other receivables	857 496	810 243
Receivables due to current income tax	1 281	1 578
Held-to-maturity financial assets	5 663	5 789
Derivative financial instruments (held for trading and hedging)	323 721	494 145
Financial assets at fair value through profit or loss	267	
Cash and cash equivalents	394 734	523 174
TOTAL ASSETS	**9 268 994**	**9 353 775**

(amounts shown are in '000 PLN)

	At 31 March 2005	At 31 December 2004
Equity and liabilities		
EQUITY	**6 017 404**	**5 655 951**
Share capital of which:	7 413 573	7 413 573
Registered share capital	2 000 000	2 000 000
Share capital from hiperinflationary revaluation	5 413 573	5 413 573
Other capital	160 420	324 712
Retained earnings	(1 568 987)	(2 094 187)
Equity attributable to shareholders of the company	**6 005 006**	**5 644 098**
Minority interest	**12 398**	**11 853**
LIABILITIES	**3 251 590**	**3 697 824**
Non-current liabilities	**1 272 614**	**1 278 756**
Borrowings	58 463	53 781
Trade and other payables	13 125	15 609
Derivative financial instruments	56 204	44 117
Deferred income tax provision	222	14 514
Provision due to employee benefits	718 068	706 720
Provisions due to other liabilities	426 532	444 015
Current liabilities	**1 978 976**	**2 419 068**
Borrowings	288 201	273 074
Trade and other payables	1 011 108	1 154 488
Liabilities due to current taxation	101 737	299 441
Derivative financial instruments	451 807	549 546
Provision due to employee benefits	63 698	62 658
Provision for other liabilities	62 425	79 861
TOTAL EQUITY AND LIABILITIES	**9 268 994**	**9 353 775**

(amounts shown are in '000 PLN)

Condensed consolidated income statement

	Period ended 31 March	
	2005	**2004**
CONTINUED ACTIVITIES		
Sales	1 913 211	1 778 233
Cost of sales	(1 151 485)	(1 096 409)
Gross profit	**761 726**	**681 824**
Selling and marketing costs	(38 314)	(34 087)
Administrative costs	(158 655)	(145 179)
Other operating income - net	22 320	(8 980)
Operating profit	**587 077**	**493 578**
Financial costs - net	(15 039)	(36 906)
Profit (loss) on the sale of subsidiaries		
Share in net profits (losses) of associates entities accounted for using the equity method	51 204	36 073
Profit before taxation	**623 242**	**492 745**
Taxation	(115 398)	(91 062)
Profit from continued activities	**507 844**	**401 683**
Profit for the period	**507 844**	**401 683**
Attributable to:		
Shareholders of the parent entity	507 143	401 305
Minority interest	701	378
Earnings per share from continued activities attributable to the shareholders of parent entity during the year (in PLN per share)		
– basic	2.54	2.01
– diluted		

(amounts shown are in '000 PLN)

Condensed statement of changes in consolidated equity

	Attributable to shareholders of Company				
	Share capital	Other capital	Retained earnings	Minority interest	Total equity
Balance at 1 January 2004	**2 000 000**	**1 931 347**	**(442 090)**		**3 489 257**
Restatement of data as at 1 January 2004 due to transition to IAS	**5 413 573**	**(2 055 000)**	**(3 030 611)**	**12 791**	**340 753**
Balance at 1 January 2004 after restatement	**7 413 573**	**(123 653)**	**(3 472 701)**	**12 791**	**3 830 010**
Changes in period due to restatement of data to IAS		(804)	(2 737)		(3 541)
Profit due to changes of fair value of financial assets available for sale after tax		9			9
Influence of cash flow hedging instruments after tax		(554 781)			(554 781)
Translation adjustment		777			777
Consolidation adjustments		(1 392)	4 359	(124)	2 848
Payment from profit distribution to employees and to social fund (ZFŚS)			(326)		(326)
Net income/ (expenses) recognised directly in equity		(556 191)	1 296	(124)	(555 019)
Profit for the period			401 305	378	401 683
Total recognised income/ expenses		(556 191)	402 601	254	(153 336)
Issue of shares					
Increase of nominal value of shares					
Transaction costs due to issue of shares					
Purchase of treasury shares					
Transactions related to shares, settled in equity					
Dividend paid			(33)		(33)
Payment to capital					
Balance at 31 March 2004	**7 413 573**	**(679 844)**	**(3 070 133)**	**13 045**	**3 676 641**
Balance at 1 January 2005 according to IAS	**7 413 573**	**324 712**	**(2 094 187)**	**11 853**	**5 655 951**
Restatement of data as at 1 January 2005 due to transition to IAS 32 and 39			**10 293**		**10 293**
Balance at 1 January 2005 according to IAS after restatement	**7 413 573**	**324 712**	**(2 083 894)**	**11 853**	**5 666 244**
Profit due to changes of fair value of financial assets available for sale after tax					
Influence of cash flow hedging instruments after tax		(157 135)			(157 135)
Translation adjustment					
Consolidation adjustments		(7 157)	7 903	(156)	590
Payment from profit distribution to employees and to social fund (ZFŚS)			(100)		(100)
Total income/ (expenses) recognised directly in equity		**(164 292)**	**7 803**	**(156)**	**(156 645)**
Profit for the period			**507 143**	**701**	**507 844**
Total recognised income/ expenses		(164 292)	514 946	545	351 199
Issue of shares					
Increase of nominal value of shares					
Transaction costs due to issue of shares					
Purchase of treasury shares					
Transactions related to shares, settled in equity					
Dividend paid			(39)		(39)
Payment to capital					
Balance at 31 March 2005	**7 413 573**	**160 420**	**(1 568 987)**	**12 398**	**6 017 404**

(amounts shown are in '000 PLN)

Condensed consolidated cash flow statement

	Period ended 31 March 2005	2004
Cash flows from operating activities		
Cash generated from operations	401 394	685 429
Income tax paid	(295 625)	(133 626)
Net cash flows from operating activities	**105 769**	**551 803**
Cash flows from investing activities		
Acquisition of subsidiary, less cash acquired		
Sale of subsidiary		
Purchase of intangible assets and property, plant and equipment	(209 575)	(172 977)
Proceeds from sale of intangible assets and property, plant and equipment	346	4 967
Acquisition of investment property		
Proceeds from sale of investment property		
Purchase of financial assets	(59 689)	(220 252)
Proceeds from sale of financial assets	31 060	24 979
Loans granted to unrelated entities	(180)	(1 400)
Loan repayments received from unrelated entities	120	640
Interest received	245	45
Dividends received	494	225
Other investment inflow/outflow	(2 198)	(4 629)
Net cash flows from investing activities	**(239 377)**	**(368 402)**
Cash flows from financing activities		
Net inflow from issuance of shares and other equity investments and additional payments to capital		
Purchase of own shares	(55)	
Inflow from issuance of bonds and other debt securities		
The buy-back of bonds and other debt securities	(1 400)	
Inflow from issuance of preference shares		
Proceeds from borrowings	14 242	13 174
Repayments of borrowings	(5 765)	(244 220)
Interest paid	(3 249)	(17 812)
Dividends paid to parent entity's shareholders		
Dividends paid to minority interests	(35)	(43)
Payment of liabilities from financial leasing agreements	(753)	(741)
Net cash flows from financing activities	**2 985**	**(249 642)**
Total net cash flow	**(130 623)**	**(66 241)**
Cash and cash equivalents at beginning of the period	525 080	495 397
Exchange gains on cash and cash equivalents	2 183	2 046
Cash and cash equivalents at end of the period	**394 457**	**429 156**
Including restricted cash and cash equivalents	44 800	73 653

Notes to the condensed consolidated financial statement of KGHM Polska Miedź S.A. prepared for the first quarter of 2005

I. Basis for preparation and accounting principles applied

1. Introduction

The following quarterly report includes condensed consolidated financial statements for the following periods:

- the current period from 1 January to 31 March 2005
- the comparative period from 1 January to 31 March 2004

KGHM Polska Miedź S.A. – as the parent entity of a Group, fully consolidated 23 subsidiary entities in the current quarter while 2 associated entities were accounted for using the equity method.
Beginning from 1 January 2005 *(based on IAS 8 par. 8)*, the following subsidiaries were not consolidated - Polskie Centrum Promocji Miedzi sp. z o.o., PEW Aquakonrad S.A. in liquidation and TUW Cuprum. Altogether, 4 subsidiaries were not included, and the shares in one associated entity were not measured, in the consolidated financial statements presented. Exclusion of these entities from consolidation did not effect the honest presentation of the assets, financial result and cash flows.

Data justifying exclusion of entities from consolidation as at 31 March 2005.

Name of Company	Total assets as at 31 March 2005 ('000 PLN)	Percentage share in total assets of parent entity (%)	Net revenues from the sale of goods and products together with income from financial operations for the period from 1 January 2005 to 31 March 2005 ('000 PLN)	Percentage share in revenues of parent entity (%)
Towarzystwo Ubezpieczeń Wzajemnych „CUPRUM"*	50 744	0.5702	4 026	0.2209
PEW Aquakonrad S.A in liquidation	2 050	0.0230	28	0.0015
PCPM sp. z o.o.	507	0.0057	526	0.0289
Przedsiębiorstwo Usługowe "Mercus Serwis" Sp. z o.o.	1 063	0.0119	896	0.0492
Przedsiębiorstwo Handlowo-Usługowe "Mercus-Bis" Sp. z o.o.	1 445	0.0162	1 229	0.0674

** the assets of TUW CUPRUM represent coverage of the technical – insurance provisions*

(amounts shown are in '000 PLN)

The following currency rates were applied in the calculation of selected financial data denominated in EUR:

- for the calculation of turnover, financial results and cash flow for the current period, the rate of *4.0153 PLN/EUR,*
- for the calculation of assets, equity and liabilities as at 31 March 2005, the rate of *4.0837 PLN/EUR*
- for the calculation of turnover, financial results and cash flow for the comparative period, the rate of *4.7938 PLN/EUR,*
- for the calculation of assets and equity and liabilities as at 31 December 2004, the rate *4.0790 PLN/EUR*

2. Accounting principles.

2.1 Basis for preparation

The consolidated financial statements of the KGHM Polska Miedź S.A. Group were prepared in accordance with International Accounting Standards / International Financial Reporting Standards (IAS/IFRS) and with Interpretations approved for use by the European Union. The consolidated financial statements were prepared in accordance with the principle of historic cost (adjusted by the effects of hyperinflation in respect of property, plant and equipment having a significant value), with the exception of financial assets available for sale, financial assets and liabilities (including derivative instruments) estimated at fair value through the profit or loss, and investment property.

The following financial statements were prepared in accordance with IAS 34 „Interim financial reporting", applying the same principles for both the current and comparative period. As at 1 January 2005 transition was made to IAS 32 and 39. The result of this transition, in the amount of PLN 10 293 thousand, increased retained earnings (result from prior years). The basis for these consolidated financial statements was the separate financial statements of the parent entity and of the subsidiaries of the Group, prepared on the basis of accounts maintained in accordance with Polish accounting standards. For purposes of the consolidated financial statements data from the separate financial statements were restated to be in conformity with IAS, and are presented below.

2.2 Principles of consolidation

a) Subsidiaries

By subsidiaries in the consolidated financial statements of KGHM Polska Miedz S.A. is meant those subsidiaries in which the Group has the power to govern their financial and operational policy in order to achieve benefits from their activities. This is in relation to their possession of the majority of the total number of votes in the bodies representing these entities. In order to determine whether the Group controls a given entity, attention is paid to the existance or impact of potential voting rights, which may be activated or exchanged at a given moment.

The acquisition of control over subsidiaries by the Group is accounted for by applying the purchase method.

The carrying value of investments by the parent entity in each subsidiary is excluded, respectively with the equity of each entity. The excess of the carrying value of the investment over the fair value of the share of the Group in those net assets acquired which it is possible to identify is accounted for as goodwill. The excess share of the Group in the fair value of net assets over the acquisition price is accounted for directly in the income statement.

The cost of gaining control is determined as being the fair value of the transferred assets, of the issued equity instruments and of the liabilities drawn or assumed as at the date of exchange, including those costs directly associated with the gaining of control. Identifiable acquired assets as well as liabilities and contingent liabilities acquired from the business combinations of economic entities are measured as at the date control was gained according to their fair value, irregardless of any eventual minority shares.

Transactions, balances, revenues, costs and unrealised gains recognised in assets which arose from inter-company transactions are eliminated. Also eliminated are unrealised losses, unless the transaction provides proof that the transferred assets have suffered an impairment in value.
Minority share in the net assets of consolidated subsidiaries are recognised in a separate item in equity.
Subsidiaries cease to be consolidated as at the date of loss of control.

b) Associated entities

Investments in associated entities, i.e. entities over which the Group has significant influence but does not control, and in which it participates in setting both the financial and operational policy of the entity, are accounted for using the equity method in the consolidated financial statements.
These investments are initially recognised at their purchase price. The net value of investments by the Group in an associated entity carried in the balance sheet of the Group also includes goodwill, as set at the date of acquisition, less any accumulated impairment losses.
The share of the Group in the financial result of associated entities from the date of purchase is recognised in the income statement, while its share in the changes of other equity items from the date of purchase is recognised in the appropriate items in equity. The carrying value of the investment is adjusted by the combined changes in equity from the date of purchase. If the share of the Group in the losses of an associated entity are equal to or greater than the share of the Group in this entity, then the Group ceases to recognise its share in any further losses, unless it has taken upon itself such an obligation or has made payments on behalf of the given associated entity.
The Group's share in an associated entity is represented by the carrying value of the investment in the associated entity in accordance with accounting using the equity method, together with all long term shares which represent part of the net investment of the investor in the associated entity.

Any unrealised gains in transactions between the Group and its associated entities are eliminated proportionally to the share of the Group in the associated entities. Any unrealised losses are also eliminated, unless the transaction provides proof that the transferred assets have suffered an impairment in value.

2.3 Transactions in foreign currencies and the measurement of items denominated in foreign currencies

a) Functional currency and presentation currency

Items in the financial statements of some Group entities are measured in the currency of the primary economic environment in which a given entity conducts its business, i.e. in the functional currency. The consolidated financial statements are presented in the Polish złoty (PLN), which serves as both the functional currency and presentation currency of all Group entities.

b) Transactions and balances

Transactions denominated in foreign currencies are translated as at the moment of initial recognition in the functional currency, based on the exchange rate in force on the date of the transaction.
At each balance sheet date:

- monetary items denominated in foreign currencies are translated by applying the closing price;
- non-monetary items measured at historic cost in a foreign currency are translated by applying the exchange rate from the date of the transaction, and
- non-monetary items measured at fair value in a foreign currency are translated by applying the exchange rate from the date fair value is determined.

Gains and losses from exchange rate differences which arose due to the settlement of a transaction in a foreign currency and the balance sheet measurement of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, unless they are recognised in equity, where they are classified as a hedge of cash flows and a hedge of shares in net assets.
Exchange rate differences arisen in non-monetary items, such as equity instruments measured at fair value through profit or loss are recognised as an element of changes in fair value. Exchange rate differences arisen in non-monetary items, such as equity instruments classified as financial assets available for sale are recognised in the revaluation reserve at fair value.

2.4 Property, plant and equipment

The following assets are considered to be items of property, plant and equipment:
- those which are held by an entity for use in production or in the delivery of goods and services, to be given to another entity on a rental basis, or for administrative purposes,
- those which are expected to be used for a period greater than one year,
- those in relation to which it is probable that an entity will acquire future economic benefits related to the asset, and
- those whose value may be measured reliably.

Property, plant and equipment includes:
- property, i.e. company-owned land, buildings, water- and land-related facilities, mine works and property in the form of separate local units,
- machines, equipment, means of transport and other moveable assets,
- improvements in external assets, and;
- assets under construction.

Property, plant and equipment includes in particular assets used in environmental protection or which assure the security of people and property.

At initial recognition items of property, plant and equipment are measured at their purchase price/manufacturing cost. The cost of external financing drawn to finance the purchase or construction of an item of property, plant and equipment is not recognised in the purchase price/manufacturing. Such costs are charged through the profit or loss at the moment they are incurred.

As at the balance sheet date, items of property, plant and equipment are carried at their purchase price or manufacturing cost, less any accumulated depreciation and any accumulated impairment losses.

The initial measurement of items of property, plant and equipment includes anticipated costs of future dismantling and removal and of restoring the sites on which they are located, the obligation for which an entity incurs either when the item is installed or as a consequence of having used the item for purposes other than to produce inventories. In particular the Group includes in the initial measurement of items of property, plant and equipment the costs of liquidating such assets after the conclusion of underground and surface mining, as well as of other objects which, in accordance with prevailing law, must be liquidated upon the conclusion of activities.
The costs of mine closure which are included in the initial measurement of items of property, plant and equipment are depreciated using the straight-line method, beginning from the moment a given item of property, plant and equipment is brought into use, and throughout the period described in the schedule for the liquidation of groups of objects included in the liquidation of mines.
The costs of liquidating other objects which are included in initial measurement are depreciated beginning from the moment these assets are brought into use, using the straight-line method throughout the period in which the assets to which these objects belong are used.

(amounts shown are in '000 PLN)

Items of property, plant and equipment acquired up to and including 31 December 1996 and brought into use after this date, and for which expenses were incurred until the end of 1996, were revalued to reflect the effects of hyperinflation in accordance with IAS 29 „Financial reporting in hyperinflationary economies". The following formed the basis for carrying out this revaluation:

- the purchase price or manufacturing cost – respecting items of property, plant and equipment acquired or constructed during the period from 30 September 1994 to 31 December 1996, and
- value established on 30 September 1994 after an official revaluation recognised as deemed cost in accordance with IFRS 1 „First-time adoption of international financial reporting standards" (IFRS 1 point 17b) – respecting items of property, plant and equipment acquired prior to 30 September 1994.

Items of property, plant and equipment (excluding land) are depreciated using the straight-line method over the anticipated useful life of a given item of property, plant and equipment. Depreciation rates are based on industrial regulations approved by the Management Board of the Company, i.e.: the Industry Table of Depreciation Rates and the Industry Catalog for Selection of Additional Balance Sheet Depreciation Rates, and reflect the period in which these assets are utilised. The useful lives, and therefore the depreciation rates of items of property, plant and equipment used in the production of copper, are adapted to the plans for the conclusion of mining operations. Also used in the production line are mining works, which are depreciated individually, over the anticipated life of a given mine, region or level.

In other entities of the Group the following time ranges have been applied as the anticipated useful life of a given class of property, plant and equipment:

- Buildings and water- and land-related facilities: 25-60 years,
- Machines and equipment: 4-15 years,
- Means of transport, including railway rolling stock: 3-14 years,
- Other - the useful life is set individually for specific items of property, plant and equipment.

The above useful lives relate to new of items of property, plant and equipment. If a used item of property, plant and equipment is brought into use, then the depreciation rates are set individually, appropriately to the anticipated life of a given of item of property, plant and equipment. Individual useful lives are also applied for the depreciation of specialised machinery and equipment.

The basis for the calculation of depreciation is the initial value less the residual value, if the residual value is significant, i.e. if it represents at least 20% of the gross initial value of an item of property, plant and equipment at inception.

The individual significant parts of an item of property, plant and equipment (components), whose useful life is different from the useful life of the given asset as a whole are depreciated individually, applying depreciation rates reflecting their anticipated useful lives. Each part (component) of an item of property, plant and equipment whose value is significant and represents at least 20% of the initial value, is depreciated separately. In situations where it is justified, components having a lower percentage share of the initial gross value of an item of property, plant and equipment are also depreciated separately.

Depreciation begins when an item of property, plant and equipment is available for use. Depreciation ceases at the earlier of the date that the asset is classified as held for sale (or included as part of a group being sold which is classified as held for sale) in accordance with IFRS 5 „Non-current assets held for sale and discontinued operations" or when it is removed from the balance sheet.

The depreciation method, depreciation rate and the residual value are subject to review at each balance sheet date. Any changes arising from this review are accounted for as a change in an accounting estimate in accordance with IAS 8, „Accounting policies, Changes in Accounting Estimates and Errors".

Impairment write-offs are made to the level of the recoverable amount, if the carrying amount of the given item of property, plant and equipment (or cash-generating unit to which it belongs) is higher than its estimated recoverable amount. Testing for impairment is performed and any eventual impairment loss is recognised in accordance with the principles described in „Impairment of an item of property, plant and equipment, investment property and intangible assets (including goodwill)".

The carrying amount of an item of property, plant and equipment includes regular costs and major inspections, including for the purpose of certification, which are required to avoid the occurrance of faults. The cost of these inspections is depreciated during the period prior to the next inspection or to the end of the period in which the asset is used, whichever event occurs first. Any remaining carrying amount of the cost of the previous inspection is derecognised.

Subsequent costs are recognised in the carrying amount of the given item of property, plant and equipment or are accounted for as a separate item of property, plant and equipment (if appropriate) only if it is probable that future economic benefits will flow to the Group, and the cost of the item can be measured reliably. All other expenditures on the repair and maintenance of an item of property, plant and equipment are recognised in the income statement in the period in which they are incurred.

Recognised as an item of property, plant and equipment are specialised spare parts and servicing equipment with a significant initial value and a useful life of more than 1 year. Other spare parts and servicing-related equipment are as recognised as inventories and are accounted for in the income statement at the moment they are used.

The carrying amount of an item of property, plant and equipment is derecognised on disposal, or when no future economic benefits are expected from its use or disposal. The gain or loss arising from the derecognition of an item of property, plant and equipment is determined as the difference between the net disposal proceeds (if any) and the carrying amount of the item, and is recognised in the income statement.

Items of property, plant and equipment which are in use for more than 1 year, have a low unit cost (cost of purchase/manufacture up to 3 500.00 PLN), and which do not generate significant long term economic benefits, are recognised as current assets, and are charged as a whole to operating costs at the moment they are brought into use.

The assets of Group entities from the trade-gastronomy sector are classified as items of property, plant and equipment based on general principles. The amount used to define them as items of property, plant and equipment is set individually by the using entity based on the scale of this group of assets in total assets and on their economically useful life.

2.5 Investment property

Investment property is property which the Group treats as a source of income from rentals, or for capital appreciation, or both. Investment property also includes property used on the basis of a leasing agreement (i.e. land in perpetual usufruct), as long as it also meets the remaining part of the definition of investment property.

Investment property is recognised in assets if, and only if:
- it is probable that future economic benefits associated with this property will flow to an entity, and
- its purchase cost or cost of construction can be measured reliably.

Investment property (other than that used on the basis of a leasing agreement) is measured initially at its purchase cost or cost of construction. Transaction costs are included in the initial measurement.

The initial cost of the right to use investment property held under a lease is recognised at the lower of the fair value of the property and the present value of the minimum lease payments.
On subsequent balance sheet dates investment property is recognised at fair value. A gain or loss arising from a change in the fair value of the investment property effects net profit or loss for the period in which it arises.
Investment property is derecognised (eliminated from the balance sheet) on disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from its disposal.

2.6 *Intangible assets*

a) Goodwill

Goodwill represents the excess of the cost of acquisition of an entity over the fair value of the Group's share in the identifiable net assets of the acquired subsidiary as at the date of the acquisition, or of the acquired associate as at the date of the acquisition. Goodwill from the acquisition of a subsidiary is recognised in intangible assets. Goodwill arising from the acquisition of an investment in associated entities is recognised as the carrying value of this investment.
Goodwill is tested annually for impairment and is carried at its initial value less any accumulated impairment losses.
Testing for impairment is performed and any eventual impairment loss is recognised in accordance with the principles described in „Impairment of tangible fixed assets, investment property and intangible assets (including goodwill)".

Gains and losses from the disposal of a subsidiary or associate reflect the carrying amount of the goodwill of the entity disposed of.

b) Other intangible assets

Other intangible assets are identifiable non-monetary assets without physical substance. In particular the following are recognised as intangible assets:

- acquired computer programs,
- acquired property rights – copyrights and related rights, licenses, concessions, rights to inventions, patents, trademarks, utility and decorative designs, know-how, permits for telecommunications activities.

Intangible assets are valued at their purchase price less any accumulated depreciation and accumulated impairment write-offs.

Depreciation of intangible assets is based on the straight line method, adapted to the expected useful life, which for specific types of intangible assets is as follows:

- Computer programs – 2-8 years,
- Permits for telecommunications activities -15 years,
- Licenses for computer programs – 2 years,
- Rights to geological information – 10 years,
- Acquired property rights – over a useful life set separately for individual property rights.

The Group does not possess intangible assets having an unspecified useful life.

Amortisation begins when an intangible asset is available for use. The amortisation of an intangible asset ceases at the earlier of the date that the intangible asset is classified as held for sale (or included as part of a group being sold which is classified as held for sale) in accordance with IFRS 5 „Non-current assets held for sale and discontinued operations" or when it is removed from the balance sheet.

For intangible assets held by the Group, it is assumed that the residual value is zero.

The amortisation method and the amortisation rate are subject to review at each balance sheet date. Any changes arising from this review are accounted for as a change in an accounting estimate in accordance with IAS 8 „Accounting policies, Changes in Accounting Estimates and Errors".

Any external financing costs incurred for a particular intangible asset are recognised in the income statement in the period in which they are incurred.

Intangible assets are tested for impairment in accordance with principles described in „Impairment of tangible fixed assets, investment property and intangible assets (including goodwill)".

Intangible assets are derecognised (eliminated from the balance sheet) on disposal or when no further economic benefits are expected from its use or disposal. Gains or losses from the elimination of an item of intangible assets are recognised as the difference between the net income from its disposal, (if any) and the carrying value of the intangible asset and are accounted for in the income statement.

Intangible assets which are in use for more than 1 year, and do not generate significant long term economic benefits, are charged as a whole to operating costs at the moment they are brought into use.

2.7 Research and development expenditure

Research and development expenditure is rececognised in the income statement at the moment it is incurred.

Entities of the Group carry out research work which is primarily aimed at reducing copper production costs, both by directly reducing production costs and by having a positive impact on environmental protection, as well as by the economic utilisation of by-products. Research is also carried out which is aimed at increasing the production capacity of individual smelters and mines, improving the technical parameters of finished products, improving and modernising copper production technology, and improving working conditions in those areas where conditions are particularly demanding and are a direct cause of reduced labor productivity.

After initial recognition, an intangible asset is carried at its cost less any accumulated amortisation and any accumulated impairment losses.

Internally generated intangible assets are amortised using the straight-line method, during the period of their anticipated use, which is on average 5 years.

The cost of research recognised as an intangible asset is tested for impairment in accordance with the principles described in „Impairment of tangible fixed assets, investment property and intangible assets (including goodwill)".

2.8 External financing costs

External financing costs (i.e. costs which include interest and other costs incurred by an entity related to borrowing of monetary resources) are recognised in the costs of the period in which they are incurred.

2.9 Leasing

A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership to the Group. The subject of a financial lease is recognised in assets at the inception of the lease at an amount equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments.
Each leasing payment is apportioned between the reduction of the outstanding liability and the finance charge, so as to produce a constant periodic rate of interest on the remaining balance of the liability. Interest on a finance lease is recognised in financial costs in the income statement during the lease term in such a way as to achieve for each term a constant periodic rate of interest on the remaining balance of the liability. A depreciable asset acquired in a finance lease is amortised over the shorter of the lease term and its useful life.

A lease in which substantially all the risks and rewards incidental to ownership belong to the lessor (financer) is classified as an operating lease. In the case of a lease on land, if there is no expectation of the transfer of legal title to the subject of the lease to the lessee prior to the end of the lease term, the lease is classified as an operating lease. In particular, the right to the perpetual usufruct of State Treasury land is classified as an operating lease, as well as such a right purchased on a secondary market. However, the right to the perpetual usufruct of land which also meets the definition of investment property in accordance with paragraph 6 of IAS 40 „Investment property", is treated as investment property and recognised in assets at its fair value (described in detail in „Investment property").
Leasing payments paid for due to an operating lease (after deducting any special promotional offers by the lessor (financer)) are settled in costs using the straight-line method during the lease term.

2.10 Impairment of assets

Goodwill, and intangible assets not yet available for use, are not amortised, but are tested annually for impairment.
A depreciable asset is tested for impairment, if there is any indication that an asset may be impaired.

For the purpose of analysing for impairment, assets are grouped based on the smallest group of assets that generates cash inflows that are largely independent of the cash inflows from other assets (referred to as a cash-generating unit). For the purpose of testing for impairment, each cash-generating unit is determined separately.

For the purpose of testing for impairment, goodwill is allocated to a cash-generating unit which is expected to benefit from the synergies of the combination. Each of these cash-generating units relates to a given combined entity.
Impairment losses are recognised in the income statement.

2.11 Investments (financial assets)

Balance sheet investments are classified according to the following categories:

- financial assets measured at fair value through profit or loss,
- loans and receivables,
- financial assets held to maturity, and
- financial assets available for sale.

Investments are classified based on the purpose for which the investments were acquired. Classification is made at initial recognition of the financial assets.

Principles for the classification of financial assets by category and by measurement:

a) Financial assets measured at fair value through profit or loss

This category includes financial assets held for trading and financial assets designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term, if so designated by the entity at inception for measurement at fair value through profit or loss. Derivatives are also categorised as „held for trading" unless they are designated as hedges.
Assets in this category are classified as current if they are either held for trading or are expected to be realised within 12 months of the balance sheet date.

b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group transfers monetary resources, delivers goods or services directly to the client, and does not intend to classify these receiveables to financial assets measured at fair value through profit or loss.
Loans and receivables are included in current assets, except for maturities greater than 12 months after the balance sheet date. Loans and receiveables with maturities greater than 12 months after the balance sheet date are included in non-current assets. Loans and receivables are included in trade and other receivables in the balance sheet.

c) Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group has the positive intention and ability to hold to maturity, excepting assets classified as measured at fair value through profit or loss or available for sale, as well as financial assets meeting the definition of loans and receiveables.

d) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories.
Also included in this category are shares in subsidiaries which are not fully consolidated or shares in associated entities which are not accounted for using the equity method due to their insignificant impact on the financial situation, the financial result and on the cash flows of the Group.
Available-for-sale financial assets are non-current assets unless the Group intends to dispose of the investment within 12 months of the balance sheet date.

The purchase and sale of investments is recognised at the date of the transaction initially at fair value plus transaction costs.
Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred. In a case where substantially all risks and rewards of ownership have not been transferred, investments are derecognised at the moment when the Group loses control over a given asset.

Available-for-sale financial assets and financial assets measured at fair value through profit or loss are subsequently carried at fair value. In the case of available-for-sale financial assets, if their fair value cannot be determined, and they have a set maturity, then they are measured at amortised cost; if the asset does not have a set maturity, then it is valued at the purchase price.

Gains and losses from a financial asset which are included in financial assets measured at fair value through profit or loss are included in the income statement in the period in which they arise.

Gains and losses from a financial asset which are included in available-for-sale financial assets are recognised in equity, except for impairment losses and gains and losses due to exchange rate differences which arise for monetary assets. When available-for-sale financial assets are derecognised, the total accumulated gains and losses which had been recognised in equity are recognised in the income statement as gains and losses from the derecognition of investments in available-for-sale financial assets.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, options valuation models and other techniques/valuation models generally used by the market and refined to reflect the issuer's specific circumstances.

Loans and receivables and investments held to maturity are valued at amortised cost using the effective interest rate.

Financial instruments designated as hedges are included in none of the above categories.

Impairment of financial assets

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired.

If any such evidence exists for available-for-sale financial assets, the cumulative loss that had been recognised directly in equity – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss – is removed from equity and recognised in profit or loss. Impairment losses recognised in profit or loss on equity instruments are not reversed through profit or loss. The reversal of impairment losses on financial debt instruments is recognised in profit or loss if, in a subsequent period, and after recognition of the impairment loss, the fair value of these instruments increases due to events occurring after recognition of the impairment loss.

If there exists evidence of the possibility of the impairment of loans and receivables or of investments held to maturity valued at amortised cost, the amount of the impairment loss is measured as the difference between the carrying value of the asset and the current value of estimated future cash flows discounted by the original effective interest rate for these assets (i.e. the effective interest rate at the initial recognition of assets based on a fixed interest rate, and on an effective interest rate from the final measurement of assets based on a floating interest rate). Any impairment loss is recognised in the income statement. An impairment loss is reversed if in future periods the impairment is reduced, and this reduction may be attributed to events occurring after recognition of the impairment. As a result of the reversal of an impairment loss the carrying value of financial assets may not exceed the amount of amortised cost which would have been set had the impairment loss not been recognised. The reversal of an impairment loss is recognised in the income statement.

If there exists evidence of the possibility of the impairment of unquoted equity instruments measured at their purchase cost (due to the inability to establish a reliable fair value), the amount of the impairment loss is measured as the difference between the carrying value of the asset and the current value of estimated future cash flows discounted by the current rate of return of similar financial assets. Such an impairment loss is not reversable.

2.12.1 Derivative financial instruments

1. Recognition and measurement of derivative financial instruments in the balance sheet

Derivative financial instruments are recognised in the books at the moment when the Company becomes a party to a contract. Purchased instruments are initially accounted for as financial assets at their initial value, representing the purchase cost of the given instrument, or – in the case of sold instruments – in financial liabilities, at the selling price of the given instrument. In the case of options the initial value represents the premium obtained or paid.

Embedded derivative financial instruments are excluded from any agreement containing such a derivative and are recognised in the books at the date when the agreement is entered into, if all of the following conditions are met:

- The agreement containing the embedded derivative financial instrument (a mixed agreement) is not measured at its fair value, whose changes are recognised under financial income or costs,
- The nature of the embedded derivative financial instrument and its related risks are not closely connected to the nature of the underlying agreement and its related risks,
- A separate instrument, whose nature is comparable to that of an embedded derivative financial instrument, would meet the definition of a derivative financial instrument,
- It is possible to establish a trustworthy fair value for embedded instruments.

At the balance sheet date derivatives are measured to fair value. Derivatives having a fair value above zero are treated as financial assets and are shown in current financial assets, while instruments having a negative value are treated as financial liabilities and are presented in current liabilities.

2. Fair value

Estimated fair value is equal to the amount recoverable or payable to close an outstanding position at the balance sheet date. Where possible, transactions are valued by the market value. In the case of copper buy or sell commodity forwards the fair value was estimated based on the official LME closing prices as at the balance sheet date for given maturity dates. For silver we applied the LBM fixing price, also at the balance sheet date, and silver lease rates for the given maturity dates. In other situations an appropriate valuation model using market data as at the balance sheet date, or quotations given by brokers, were used.

2.1. Presentation of fair value changes and gains or losses from realisation of derivative instruments

Presentation of the effects of changes in fair value, or gains or losses from the realisation of derivative instruments, depends on their intended use. The instruments are classified as hedging instruments and instruments held for trading. Hedging instruments are classified as fair value hedges and future cash flow hedges. In addition, derivative instruments, depending on the character of the item being hedged, are recognised as commodity market instruments and currency instruments.

2.2. Presentation of instruments held for trading

Profits and losses arising from changes in the fair value of instruments held for trading, due either to their valuation at the balance sheet date or to their realisation, are presented as either financial costs or financial income in the income statement, in the period in which they arose.

2.3. Presentation of hedging instruments

Hedging, for purposes of accounting, is based on proportional compensation, between those results achieved due to changes in fair value or of changes in cash flow arising from a hedging instrument and a given hedged item.

a) Fair value hedges

A fair value hedge:

- hedges the risk of changes in the fair value of recognised assets or liabilities (or their parts) or an unrecognised firm commitment and which may be assigned to a particular type of risk associated with such elements, and
- has an impact on the reported net profit or loss.

Gains and losses arising from changes in fair value of hedging instruments are recognised as financial costs or income in the income statement, in the period in which they arose.
Simultaneously, profits or losses on a hedged position which may be assigned to a given risk adjust the carrying value of the hedged item and are recognised in the income statement.

b) *Cash flow hedges*

Cash flow hedges:

- hedge the exposure to variability of cash flows, that is attributable to a particular type of risk associated with a recognised asset or liability, or a highly probable forecasted transaction, and that
- affects reported net profit or loss.

Profits and losses arising from changes in fair value of cash flow hedges are presented as a separate item under equity, in that portion in which the instrument represents an effective hedge of the associated hedged item. The portion which is ineffective is taken directly to the income statement. Gains or losses having arisen from this cash flow hedge are recognised in the income statement when the given hedged item affects the income statement.
If the hedged future valid commitment or forecasted transaction results in recognition of an asset or liability in the balance sheet, then, at the time, the item is recognised, all associated gains and losses are reflected in the purchase cost or other carrying amount of the asset or liability.

The parent entity, as respects accounting for hedging transactions, applies future cash flow hedges. The designated hedges relate to future forecast transactions as assumed in the Sales Plan for a given year. These plans are prepared based on the production capabilities for a given period. KGHM Polska Miedź S.A. considers the probability of these transactions occurring as being very high, as the Company, from a historical point of view, has always realised its sales at those levels assumed in individual Sales Plans.

2.4. Dedesignation of hedges

Hedging instruments are dereocgnised as financial instruments upon their expiry, sale, termination or realisation, or when an entity withdraws the designation of a given financial instrument as a hedge. An entity may designate a given instrument as a hedge in a new or different hedging relationship or use it as a hedge of another type of risk. In such a case, for cash flow hedging, gains or losses arising in the periods in which such hedging was effective are retained in equity until the hedged item is realised.

If the hedge of future valid commitment or forecasted transaction becomes ineffective (the hedged position no longer meets the definition of future valid commitment, or the possibility exist that the forecasted transaction will not take place), then the profit or loss shown in equity is immediately transferred to the income statement.

Foreign-denominated bank loans as a future cash flow hedging transaction (currency risk management)

According to Risk Management Policy, the Company avoids exposure to the currency risk arising from indebtedness by making use of natural sources of financing in US dollars.

The risk management's goal is to eliminate currency risk connected with future, highly probable revenues from sales in US dollars.

By incurring liabilities in the same currency in which it earns its revenues (forecast future sales transactions denominated in USD), the entity avoids exposure to the currency risk related to the said revenues in the amount of the credit drawn.
Loans drawn in USD are a hedge against currency risk associated with future cash flow denominated in the same currency.

Thanks to this hedging, a stable spot exchange rate is achieved for future revenues for the period of the hedge. This hedging relationship is of a future cash flow hedging nature.

Revolving (renewable) foreign-denominated loans are not designated as hedging instruments.

Financial assets which are not derivative financial instruments, or financial liabilities which are not derivative financial instruments, may be designated as a hedging instrument only for the purpose of hedging against currency risk.

2.13 Non-current assets (or disposal groups) held for sale

Non-current assets (or disposal groups) are classified as held for sale if their carrying amount is recovered principally through a sale transaction rather than through continuing use, under condition that they are available for immediate sale in their present condition subject only to terms that are usual and customary for sales of such assets (or disposal groups) and their sale must be highly probable.

Non-current assets (or disposal groups) classified as held for sale are measured at the lower of their carrying amount and their fair value less costs to sell.

2.14 Inventories

Inventories are comprised of:
- materials ,
- semi-finished products and work in progress,
- finished goods, and
- goods for resale.

Additional inventories are measured in accordance with the following principles:
- materials and goods for resale – at purchase price,
- spare parts (for re-use) – at re-use preparation cost,
- production wastes - at net realisable value,
- finished goods, semi-products and work in progress – at actual manufacturing cost reflecting the opening balance sheet.

Inventories disposed of are measured in accordance with the following principles:
- materials and goods for resale – at average prices based on the average weighted price of a given item,
- finished goods and semi-products - at actual manufacturing cost reflecting the opening balance sheet.

At the balance sheet date inventories are valued based on the above-mentioned principles, but not higher than the net selling price. Net realisable value is the estimated selling price in the ordinary course of business, less estimated completion costs and applicable selling expenses.

The cost of manufacturing finished products, semi-products and work in progress includes costs directly associated with a given product as well as the variable and fixed indirect costs of production. Fixed indirect costs of production are assigned assuming a normal level of usage of production capacity.

The following types of costs are manufacturing costs: depreciation, materials consumption, fuels, energy, external services, labor, taxation, and fees in that part representing direct costs or the attributable part of indirect costs. Other costs are included in the initial measurement of inventories only to the extent that they are incurred in bringing the inventories to their present location and condition.

2.15 Trade and other receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment.

A provision for impairment of trade receivables is established when there is objective evidence that an entity will not be able to collect all amounts due. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the income statement.

All types of advances, such as for future deliveries of goods and services, for fixed assets under construction, for the acquisition of shares, and for the acquisition of intangible and other assets are recognised in other receivables.

The principles for measuring other receivables representing financial assets are presented in the point „Investments".
Receivables not representing financial assets are recognised initially at their nominal value and measured at the balance sheet date at the payment due.

With respect to their maturity, receivables are classified as non-current or current.
Non-current receivables are those with a maturity exceeding 12 months from the balance sheet date. Current receivables are those with a maturity up to and including 12 months from the balance sheet date.

2.16 Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term investments with original maturities of three months or less from the date of their creation, acquisition, or issuance and cash and cash equivalents having high liquidity.

2.17 Equity

Equity of the Group consists of:

- share capital of the parent entity, at nominal value, reflecting hyperinflation,
- reserve capital created and utilised pursuant to the statutes of, or to an agreement with, an entity of the Group,
- a revaluation reserve set at the fair value of hedging instruments in that part reflecting an effective hedge, measurement to fair value of financial assets classified as „financial assets available for sale" and the amount of official revaluation of items of property, plant and equipment,
- retained earnings, representing the consolidated financial results of prior years and the financial result of the current financial period.

A separate item in equity is minority shares.

2.18 Liabilities

Liabilities are current obligations of entities of the Group arising from past events, whose execution, based on expectations, will cause an outflow from an entity of funds which include in themselves economic benefits.

Liabilities of the Group include:

- liabilities due to bank and other loans, and the issuance of debt securities and other financial instruments (inc. derivative instruments with a negative fair value)
- trade liabilities,
- liabilities due to customs, taxation, insurance and other public obligations,
- liabilities due to wages,
- other liabilities, and
- special funds – the Company Social Fund (Zakładowy Fundusz Świadczeń Socjalnych) and the Mine Closure Fund.

Financial liabilities are divided into two categories:

1. Financial liabilities measured at fair value through the profit or loss. Included in this category of financial liabilities are liabilities held for trade, and
2. Other liabilities, measured at successive balance sheet dates based on adjusted purchase price (i.e. amortised cost).

Financial liabilities (i.e. liabilities due to bank and other loans, debt securities, due to trade liabilities and other financial liabilities) are recognised initially at fair value, plus any transaction costs incurred. After initial recognition, an entity measures all of its financial liabilities at amortised cost, using the effective percentage rate, with the exception of:

(amounts shown are in '000 PLN)

a) financial liabilities measured at fair value through profit or loss. Such liabilities (including derivative instruments with a negative fair value), are measured at fair value, with the exception of those liabilities due to derivative instruments, which must be settled by the delivery of unquoted equity instruments, whose fair value cannot be measured reliably (they are measured at cost), and,

b) financial liabilities arising when the transfer of financial assets does not qualify them for derecognition (elimination from the balance sheet), or are accounted for using the continuous involvement approach. Such liabilities are valued in the following manner:

- if the transfer of financial assets does not qualify them for derecognition because the entity retained virtually all of the risks and benefits associated with ownership of the transferred assets, then the entity continues to fully recognise the transferred assets and simultaneously recognises financial liabilities in the amount of the payments received. In further periods, the entity recognises all revenues received from the transferred assets and all expenditures incurred in respect of the financial liabilities;

- if an entity continues to recognise assets to the extent that it has an equity interest in these assets, the entity likewise recognises its related liabilities. These liabilities are valued in such a way that the net carrying value of the transferred assets and its related liabilities: (i) represents the amortised cost of the rights and obligations retained by the entity, if the transferred assets are measured at amortised cost, or (ii) is equal to the fair value of the rights and obligations retained by the entity based on separate measurement, if the transferred assets are measured at fair value.

Liabilities not classified as financial liabilities are measured at the amount due for payment.

Financial instruments designated as hedging instruments are not included in any of the above categories.

A liability is classified as a current liability if:

a) it is expected that it will be regulated in the course of normal business operations; or
b) it is expected that it will be regulated in the course of normal business operations; or
c) it is demandable within 12 months of the balance sheet date; or
d) an entity does not have an unconditional right to defer payment of the liability for a period of at least 12 months of the balance sheet date.

Liabilities which do not meet these criteria are classified as non-current liabilities.

The Company Social Fund is established in accordance with the principles described in the Act dated 4 March 1994 on Company Social Funds (with later amendments).

The Mine Closure Fund is established based on the Journal of Laws Nr 27 of 1 March 1996, item 96 with later amendments and the Ruling of the Minister of the Economy of 24 June 2002 regarding the specific principles for the creation and functioning of mine closure funds (Journal of Laws Nr 108, item 951).

Based on the obligations arising from the Law on Geology and Mining, provisions for mine closure costs (described in detail in „Provisions") are created. Provisions together with the above-mentioned fund entirely cover the estimated costs of mine closure.

2.19 Income taxes (including deferred income tax)

Income taxes in the income statement comprise: current taxation and deferred taxation.

Current taxation is calculated in accordance with current tax laws

An asset/provision due to deferred income tax is created from the amount of taxable temporary differences between the value of tax assets and liabilities, and their carrying amount in the consolidated financial statement.

Deferred income tax is created by the application of tax rates (and laws), which based on expectations will be in force when an asset is realised or a provision is settled, assuming as a basis taxation rates (and tax laws), which will be in force legally or factually at the balance sheet date.

Deferred income tax is recognised in the income statement for a given period, unless the deferred tax:

- relates to transactions or events which are directly recognised in equity – in which case the deferred tax is also recognised in the appropriate equity item, or
- is due to a business combination – in which case the deferred tax impacts goodwill or the excess of the fair value of net assets over the cost of the combination.

Deferred tax assets and deferred tax liabilities are offset if the companies of the Group have a legally enforceable right to set off current tax assets against current tax liabilities, and if the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on the same taxable entity.

2.20 Employee benefits

Employees of the parent entity are entitled to the following employee benefits:

1. Retirement-disability rights:
   received by employees who are entitled to retirement or disability benefits due to their incapacity to work, which condition came about as a result of their having retired or become disabled. To cover future payments of retirement-disability benefits a provision is created charged to operating costs (in the item „costs of employee benefits"). The amount of these provisions is calculated by application of appropriate actuarial methods by an independent actuary. Actuarial losses and gains which arise from current changes and adjustments in actuarial assumptions are carried to the income statement through the remaining expected average period of employment of the employee. The amount of the provision is revalued at the balance sheet date.
2. Jubilee awards:
   received by employees for length of service. The principles for payment of jubilee awards are described in the Collective Labor Agreements for the Employees of KGHM Polska Miedź S.A. and in appropriate regulations relating to collective remuneration systems of subsidiaries. To cover future payments of jubilee awards a provision is created. The amount of the provision is calculated by an independent actuary and is revalued at the balance sheet date. The provision is charged to operating costs (in the item „costs of employee benefits").
3. Coal equivalent payments:

   a) paid to employees during their employment:
   the coal equivalent payment is an entitlement from the date the employee contract is signed. The amount of the cash equivalent is set based on the average annual retail price of 1 tonne of brown coal from the prior year, as announced by GUS.

b) paid post-employment:
right to the equivalent arises from the moment a given employee retires or is placed on disability. To cover future payments of the equivalent a provision is created charged to operating costs (in the item „costs of employee benefits"). The amount of the provision is revalued at the balance sheet date and is calculated based on actuarial methods by an independent actuary.
Provisions levied at the current value of future liabilities arising from coal equivalent payments for former employees and for other persons collecting benefits on behalf of a dead employee is defined as the current value of disability annuities for the person receiving retirement or disability benefits from the date of measurement.

4. Other annual one-off employee benefits.

The parent entity of the Group participates in an Employee Retirement Plan (referred to as PPE) by making contributions on behalf of each employee who wishes to participate in an amount appropriate to that employee, based on the employee's wages. With respect to this Program KGHM has no legal or constructive obligations to pay any employee benefits if the related insurance firm does not hold sufficient assets to cover its obligations in respect of the participants of the Program after their period of employment. Employees participate in the PPE through the so-called III pillar of employee insurance.

In addition, the parent entity and some of its subsidiaries make one-off sector wage payments (for Miner's Day and Smelter's Day) based on principles described in collective labor agreements. Costs in this respect are charged to the current financial result, matched to wages.

The employee benefits described above are fully realised by the parent entity. Their realisation in the subsidiaries however is based on individual, internal regulations and is less comprehensive than the packet of benefits functioning in KGHM Polska Miedź S.A.

2. 21 Provisions

Provisions are created when the companies of the Group have a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.
Provisions are created in particular in respect of the following (if the above-mentioned conditions for recognising provisions are met):
- future mine closure costs after the conclusion of mining activities, costs of liquidating facilities in the copper smelters and in other facilities in cases where the law foresees the obligation to disassemble and eliminate them after the conclusion of activities and to restore them to the condition in which they existed prior to the activities,
- the effects of on-going court proceedings and of disputed issues,
- guarantees and security granted,
- future employee benefits arising from the Collective Labor Agreements of entities of the Group (described in detail in „Employee benefits").

Provisions are created in an amount representing the best estimate of the expenditure required to settle the present obligation at the balance sheet date. If the effect of changes in the value of money over time is significant, the amount of the provision equals the current value of the expenditure which is expected to be required to settle the obligation.
The provision for future costs of closing mines and other technological objects is created based on the estimated expected costs of liquidating such objects and of restoring them to the condition in which they existed prior to the activities. Estimation of this provision is based on specially-prepared studies using ore exploitation forecasts, (for mining objects), and technical-economic expertise prepared either by independent external firms or by appropriate staff within the Company.

(amounts shown are in '000 PLN)

The estimation of provisions is carried out in two stages:

1) the revaluation of mine closure costs to their actual value (based on price changes), if they were accounted for at prices arising in prior periods. Revaluation is carried out using price indices in the construction-assembly sector published by the Polish statistical agency GUS;

2) the discounting of liquidation costs to their current monetary value by the use of **real discount rates** calculated based on nominal percentage rates and on the rate of inflation (and so a multiple of the nominal rate and the inflation rate), in which:

- the **nominal percentage rate** is set based on WIBOR 3M published by the Reuters news agency from the last day of the month in which the provisions are revalued. The WIBOR 3M rate is increased by an average margin applied to bank loans drawn by KGHM, arising from current, existing signed credit agreements.

- the **inflation rate** set for the period of the previous 12 months (the current period to the base period), based on data published by GUS.

The revaluation of provisions is made as at the balance sheet date. Set on a quarterly basis, the real discount rate is obligatory for both current and future discount periods. An increase of a provision which is due to the passage of time (the so-called „unwinding of the discount" effect) is calculated based on the real discount rate set on the last day of the prior financial year.
Changes in the provision for mine closure costs are recognised in accordance with IFRIC 1 „Changes in Existing Decommissioning, Restoration and Similar Liabilities".
In setting the amount of provisions which as at the date of transition to IFRS (i.e. as at 1 January 2004) were recognised in fixed assets, the Company made use of the elective exclusion as described in IFRS 1 „First-time adoption of IFRS" based on which the initial value of fixed assets included the amount of costs arising from discounting of the provision as set on 31 December 2003 to the average year in which a given item of fixed assets was brought into use (created). For the years prior to 2003 the calculation of initial value was made based on:
- the real discount rate calculated, for the years from 1996 to 31 December 2003, based on the following average annual rates: WIBOR 3M, with the credit margin applied to bank loans drawn by KGHM Polska Miedź S.A., inflation, and on
- the real discount rate for earlier years, set at a fixed level from 1996, equal to 2.32 %.
This amount was appropriately amortised for the period up to 31 December 2003. Beginning from 1 January 2004 any changes arising from changes in the amount of provisions recognised in accordance with IFRIC1.

In accordance with IAS 1 „Presentation of financial statements" provisions in the balance sheet are presented respectively as short and long term. Short term provisions include accruals.

Provisions are not recognised for future operating losses, if they result from the impairment of assets used by an entity to conduct its operations.

2. 22 *Recognition of revenue*

Revenues from sales are recognised at the fair value of the consideration received or receivable, less VAT, rebates and discounts. Revenues from sales are adjusted by the result from the settlement of derivative hedging instruments.

Revenues are recognised in the following manner:

a) Revenues from sales of finished products, goods for resale and materials are recognised in the following manner:

- the entity has transferred to the buyer the significant risks and rewards of ownership of the goods for resale, finished products and materials,
- the entity retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods for resale, finished products and materials sold,
- the amount of revenue can be measured reliably,
- it is probable that the economic benefits associated with the transaction will flow to the entity, and,
- the costs incurred or to be incurred in respect of the transaction can be measured reliably.

b) Revenues from the sale of services are recognised when:

- the amount of revenue can be measured reliably,
- it is probable that the economic benefits associated with the transaction will flow to the entity,
- the stage of completion of the transaction at the balance sheet date can be measured reliably, and,
- the costs incurred for the transaction and the costs to complete the transaction can be measured reliably.

c) Revenues from realisation of construction contracts

If the result of a contract can be estimated reliably, its revenues and costs are recognised respectively by reference to the stage of completion of the contract at the balance sheet date. The stage of completion is measured as the proportion of costs incurred to date to the estimated total costs of the contract. Revenues from contracts include the initial amount of the revenues described in the contract and any changes as respects work, claims and premiums to the degree that it is probable that they will generate revenues and that they can be measured reliably, and that the party receiving the services accepts these changes.

If the result of a contract cannot be estimated reliably, revenues from this contract are recognised only to the extent of the expenses recognised that are recoverable. Costs associated with this contract are recognised as costs of the period in which they are incurred.

If the probability exists that the total costs of the contract will exceed the total revenues from the contract, the anticipated loss on the contract is immediately recognised as a cost.

d) Revenues from interest

Revenues from interest are recognised by the accruals principle, using the effective interest method.

e) Dividends

Revenues from dividends are recognised when the shareholder's right to receive payment is established.

2. 23 Government grants

Government grants, including non-monetary grants at fair value, are not recognised until there is reasonable assurance that:

- the entity will comply with the conditions attaching to them, and
- the grants will be received.

Government grants are recognised as income over the periods necessary to match them with the related costs which they are intended to compensate, on a systematic basis. They are not credited directly to equity.

Government grants that becomes receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the entity with no future related costs is recognised as income of the period in which it becomes receivable, together with disclosure of this fact.

Government grants related to assets, including non-monetary grants at fair value, are presented in the balance sheet as deferred income.

2. 24 Payment of dividends

Dividends are recognised when the shareholder's right to receive payment is established.

2. 25 Reporting by line of business

The activities of the Group are grouped according criteria for a business segment, i.e. a segment which is a distinguishable component of the activities of the Group that is engaged in providing an individual product or service, and that is subject to risks and returns that are different from those of other business segments.

A geographical segment in the consolidated financial statement is a distinguishable component of the activities of the Group that is engaged in providing an products or services within a particular economic environment, and that is subject to risks and returns that are different from those of components operating in other economic environments.

Three segments have been identified for internal reporting purposes:
Segment I - Copper, precious metals, other smelter products – extraction, the processing of copper and precious metals, the production of non-ferrous metals, copper trade and copper promotion;
Segment II - Telecommunications and computer services – the offering of telecommunications services, telecommunications, IT and computer services;
Segment III - Other sectors, comprising the activities of Group subsidiaries which are not encompassed by segments I and II.

3. Important estimations and assumptions

3.1 Classification of financial instruments.

With reference to IAS 39 respecting the classification of financial instruments which are not derivative instruments, which have a set repayment schedule or whose repayment schedule may be determined, such assets are classified as held-to-maturity financial assets. In making this assessment, the intention and possibility of holding such investments to maturity is considered.

If the Group does not adhere to the condition to hold until maturity, apart from the situation foreseen in IAS 39, it is forced to reclassify all of the assets included in this group as available-for-sale assets. In such a situation, the reclassified investments are measured at fair value, and not at the adjusted purchase price.

3.2 Measurement of provisions.

1. Provisions for employee benefits – retirement or disability payments, jubilee awards and post-employment coal equivalent payments are estimated based on actuarial methods. In order to remeasure these provisions as at the end of the current period the Management Board assumed parameters based on available forecasts of inflation, analyses of rises in coal price indices and on the lowest historic wage, as well as on the expected profitability of highly liquid securities.

(amounts shown are in '000 PLN)

Parameters used in the remeasurement of provisions as at the end of the current period were set at the following levels:

- forecasted inflation for 2005 and subsequent years 2.5%,
- wage increase to the end of 2005 0%, in subsequent years 3.5%,
- rate rise of the lowest wage in 2005 and in subsequent years 2.5%,
- rise in coal prices in the period to the end of 2005 – 0%, in subsequent years 2.5% ,
- discount rate

2005	5.6%
2006	5.5%
2007	5.4%

2008 and subsequent years 5.3%.

2. Provision for the costs of closing mines and other technological objects.

The provision is equal to the estimated costs of future mine closure, discounted to current value. The following factors influence remeasurement of the provision as at the balance sheet date:
a) the index of changes in prices in the construction/assembly sector as published by GUS,
b) the real discount rate, calculated based on nominal percentage rates and on inflation rates (i.e. a multiple of the nominal percentage rates and inflation rates), where
- the nominal percentage rate is based on the WIBOR3M rate published by the Reuters news agency on the last day of the month in which remeasurement of the provision is made, plus an average margin applied to bank loans drawn by KGHM Polska Miedź S.A., and
- the inflation rate set for the period of the previous 12 months (the current period to the base period), based on data published by GUS.

The following factors were applied in the remeasurement of the provision as at the end of the current quarter:

- index of changes in prices in the construction/assembly sector 0.3%,
- real discount rate 3.1%

3. Deferred income tax asset and provision for deferred tax.

The deferred income tax asset and provision for deferred tax are measured by applying tax rates which, based on available forecasts, will by applied at the moment of realisation of the asset or release of the provision, using as a basis those tax laws which were legally or actually in force at the balance sheet date.

4. Other long term provisions – estimated by applying parameters assumed for the remeasurement of the provision for employee benefits.

II. Description of principles for the transition to IAS.

1. Application of IFRS 1 - First-time adoption of IFRS

The consolidated financial statements of the KGHM Polska Miedź S.A. Group for the year ended 31 December 2005 will be the first annual financial statements to comply with International Accounting Standards ("IAS"), International Financial Reporting Standards ("IFRS") and with the related Interpretations announced in the form of decrees by the European Commission (known hereafter as IAS, and altogether „accounting principles approved for use in the European Union"). As at 31 March 2005 there are no differences between these principles and those announced by the International Accounting Standards Board (IASB) which would effect the KGHM Polska Miedź S.A. Group. The following interim financial statements were prepared based on IFRS 1, *First-time adoption of IFRS*.

(amounts shown are in '000 PLN)

The transition date for the KGHM Polska Miedź S.A. Group is 1 January 2004, and for this date the opening balance was prepared. The reporting date of these interim consolidated financial statements is 31 March 2005, whilst the IAS adoption date is 1 January 2005.
In preparing these interim consolidated financial statements in accordance with IFRS 1, the Group has applied the mandatory exemptions and certain of the optional exemptions from full retrospective application of IAS.

2. *Exemptions from full retrospective application elected by KGHM Polska Miedź S.A.*
At the transition date, the KGHM Polska Miedź S.A. Group has elected to apply the following optional exemptions from full retrospective application of IAS.

a) business combinations exemption
The KGHM Polska Miedź S.A. Group has applied the business combinations exemption in IFRS 1 for the business combinations that took place prior to the 1 January 2004 transition date. It has not restated business combinations that took place prior to the transition date,

b) fair value or measurement as deemed cost exemption
The KGHM Polska Miedź S.A. Group has elected to measure certain items of property, plant and equipment at the transition date using the following principles of this exemption:
- for assets purchased prior 1996 – the amount established as at 30 September 1994 after official revaluation was recognised as deemed cost, and was subsequently impacted by the application of IAS 29 reflecting the effects of hyperinflation to the end of 1996
- some non-current assets were measured to fair value as at the date of transition to IAS.

c) employee benefits exemption
This exemption is not applicable to the KGHM Polska Miedź S.A. Group

d) cumulative translation differences exemption
This exemption is not applicable to the Group, as all of the foreign entities of the Group use the Polish złoty as their functional currency. Elimination of the accumulated translation differences of these foreign entities is due therefore to the application of a single functional currency throughout the Group.

e) compound financial instruments exemption
The KGHM Polska Miedź S.A. Group has not issued any compound instruments, therefore this exemption is not applicable.

f) assets and liabilities of subsidiaries, associates and joint ventures exemption
This exclusion is not applicable, as it is applied by subsidiaries, associated entities or by joint ventures, which will introduce IAS later than the parent entity.

g) exemption from restatement of data for 2004 for financial instruments
The KGHM Polska Miedź S.A. Group elected to apply this exemption, applying previous principles to the recognition of derivatives, financial assets and financial liabilities and to hedging relationships for the 2004 comparative information. The adjustments required for differences between the Polish accounting standards and IAS were estimated and recognised as at 1 January 2005. The Group believes that there exists a difference in respect of the measurement of shares in the AIG fund.

h) designation (reclassification) of derivatives exemption
The Group reclassified financial assets as financial assets at fair value through the income statement, which according to previous accounting standards were classified as held to maturity.

(amounts shown are in '000 PLN)

i) share-based payment transactions exemption

As there are no share-based payment transactions in the KGHM Polska Miedź S.A. Group, this exemption is not applicable.

j) insurance contracts exemption

The KGHM Polska Miedź S.A. Group does not issue (enter into) insurance-related contracts. This exclusion is therefore not applied.

k) decommissioning liabilities included in the cost of property, plant and equipment exemption

The KGHM Polska Miedź S.A. Group recognises disassembly and land restoration costs at the initial value of property, plant and equipment in assets, and simultaneously accounts for them as a provision. This principle has also been applied for the purpose of preparing the consolidated financial statements based on principles in force for the year 2004, and therefore it was not necessary to make any adjustments to the consolidated financial statements prepared in accordance with IAS.

3. Mandatory exceptions from full retrospective application of IAS.

The KGHM Polska Miedź S.A. Group has applied the following mandatory exceptions from retrospective application of IFRS.

a) derecognition of financial assets and liabilities exception

Financial assets and liabilities derecognised before 1 January 2004 are not re-recognised under IAS.

b) hedge accounting exception

In accordance with the above exception, an economic entity should not recognise in its opening balance prepared in accordance with IAS hedging relationships which do not meet the hedge accounting requirements of IAS 39. This exception is not applicable as all hedging relationships prior to this date are in accordance with IAS 39.

c) accounting estimates exception

Estimates made in accordance with IAS as at 1 January 2004 should be consistent with estimates made for the same date under previous accounting principles, unless there is evidence that those estimates were in error. Consequently the entity did not make any retrospective adjustments of estimates based on later knowledge, nor did it acknowledge any errors in previously-made estimates.

d) available-for-sale assets and discontinued operations exception

The KGHM Polska Miedź S.A. Group has applied IFRS 5 prospectively from 1 January 2005. During the period from 1 January 2005 to 31 March 2005 there were no assets available for sale or discontinued operations which would meet the criteria for recognition in accordance with IFRS 5.

4. Identification and description of differences between the consolidated financial statements prepared under Polish accounting standards and the consolidated financial statements prepared according to International Accounting Standards.

In accordance with IFRS 1, *First-time adoption of IFRS,* the Group presents explanatory reconciliations of the manner in which the transition from previously-applied accounting principles based on Polish accounting standards to those of IAS have impacted the material situation, financial operating results and cash flows of the Group, presenting the resulting differences as a consequence of the restatement of data in accordance with the requirements of transition to IAS :

- equity as at 1 January 2004
- equity as at 31 December 2004
- equity as at 31 March 2004
- equity as at 1 January 2005

(amounts shown are in '000 PLN)

- net financial result for the three months ended 31 March 2004
- net financial result for the twelve months ended 31 December 2004
- cash flow statement for the period ended 31 March 2004
- cash flow statement for the period ended 31 December 2004

		Equity as at 1 January 2004	Financial result for the three months ended 31 March 2004	Equity as at 31 March 2004	Financial result for the twelve months ended 31 December 2004	Equity as at 31 December 2004
Equity and net financial result according to Polish accounting standards		3 489 257	402 646	3 340 502	1 392 459	5 332 243
Elimination of capitalised interest	(a)	(30 428)	450	(29 978)	1 804	(28 624)
Elimination of capitalised translation differences	(b)	7 123	(178)	6 945	(716)	6 407
Revaluation of property, plant and equipment to reflect hyperinflation	(c)	372 251	(4 688)	367 563	(19 464)	352 787
Adjustment to property, plant and equipment due to measurement at fair value recognised as deemed cost	(d)	(5 916)	134	(5 782)	976	(4 940)
Adjustment in value of fully-depreciated property, plant and equipment	(e)	43 759	(703)	43 056	(2 814)	40 945
Adjustment to property, plant and equipment due to separation of components	(f)	7 958	(1 905)	6 053	(5 557)	2 401
Adjustment to property, plant and equipment due to capitalised costs of certified inspections	(g)	74	(17)	57	145	219
Adjustment to investment property to fair value	(h)	347	196	543	-	347
Adjustment to prepayments	(i)	(282)	41	(241)	142	(140)
Reversal of amortisation of goodwill	(j)	-	67	67	268	268
Write-off of negative goodwill	(k)	8 104	(242)	7 862	591	8 695
Transfer of minority shares to equity	(l)	12 791	-	13 045	-	11 853
Adjustment in measurement of inventories due to changes in manufacturing costs	(l)	-	1 200	1 200	4 422	4 422
Accumulated translation differences due to translation of foreign entities to foreign currency	(m)	-	777	-	681	-
Adjustment due to translation of data of foreign entities to the functional currency	(n)	-	2 488	(262)	(2 292)	94
Measurement of shares in investment fund AIG to fair value	(o)	-	-	-	-	-
Total deferred tax from adjustment	(p)	(75 028)	1 039	(73 989)	4 002	(71 026)
Equity and net financial result according to IAS		3 830 010	401 305	3 676 641	1 374 647	5 655 951
Change in equity as at 1 January 2005 due to transition to IAS 32 and 39, measurement at fair value of shares in AIG fund - net	(q)					10 293
Equity as at 1 January 2005 after reflecting effects of transition						5 666 244

(amounts shown are in '000 PLN)

Description of major identified and calculated differences between Polish accounting standards applied by the Group and IAS.

4.1 Property, plant and equipment

a) Elimination of capitalized interest according to the Polish Accounting Act (the "Accounting Act"), borrowing costs incurred for the purpose of financing investments increase the value of property, plant and equipment until such time as the said fixed asset is brought into use. IAS 23 „Borrowing costs" allows for two means of treating borrowing costs. According to the benchmark treatment, such costs are recognised as an expense in the period in which they are incurred. This method was selected as the means of accounting for borrowing costs. As a result, all interest on liabilities drawn, which as at the date of adoption of IFRS was capitalised under property, plant and equipment, was recognised in retained earnings in the amount of PLN 30 428 thousand [as at 31 December 2004 PLN 28 624 thousand; as at 31 March 2004 PLN 29 978 thousand]. This amount respectively reduced property, plant and equipment. This amount also increased the financial result for 2004 by PLN 1 804 thousand due to a change in depreciation and interest costs [for the period of three months ended 31 March 2004 PLN 450 thousand].

b) Elimination of translation differences included in carrying amount of property, plant and equipment - according to the Accounting Act, exchange differences arising from foreign currency borrowings in order to finance the acquisition or construction of a given fixed asset increase or decrease the value of the said asset until it is brought into use. IAS 23 „Borrowing costs" does not permit the capitalisation of exchange differences unless such differences represent an adjustment of interest costs. According to the method selected by the Group of accounting for borrowing costs, such costs, including those representing exchange differences, will be expensed in the period in which they are incurred. As a result, exchange differences arising from borrowings which were capitalised as property, plant and equipment as at the date of adoption of IFRS were recognised in retained earnings in the amount of PLN 7 123 thousand (credit) [as at 31 December 2004 PLN 6 407 thousand (credit); as at 31 March 2004 PLN 6 945 thousand (credit)]. This amount respectively increased property, plant and equipment. This amount also decreased the financial result for 2004 by PLN 716 thousand due to a change in depreciation costs[for the period of three months ended 31 March 2004 PLN 178 thousand].

c) Revaluation of property, plant and equipment due to hyperinflation – a significant part of property, plant and equipment of the parent entity was acquired prior to 1997. It is assumed that hyperinflation lasted in Poland until the end of 1996. In order to set the value of property, plant and equipment in accordance with IFRS, an adjustment in the gross value of property, plant and equipment acquired prior to 1997 was made based on IAS 29, „Financial reporting in hyperinflationary economies". Reflecting the effects of hyperinflation caused an increase in the net value of property, plant and equipment as at 1 January 2004 by PLN 372 251 thousand [as at 31 December 2004 PLN 352 787 thousand; as at 31 March 2004 PLN 367 563 thousand]. This amount increased depreciation, and reduced the financial result for the 12 months ended 31 December 2004 by PLN 19 464 thousand [for the period of three months ended 31 March 2004 PLN 4 688 thousand].

d) Adjustment to property, plant and equipment due to measurement to fair value as its deemed cost – based on IFRS 1 „First-time adoption of International Financial Reporting Standards" the Group applied fair value as its deemed cost for the measurement of selected property, plant and equipment. Based on measurement carried out by an expert in this regard, the gross value of property, plant and equipment was reduced as at the date of adoption of IFRS, i.e. as at 1 January 2004 by PLN 5 916 thousand [as at 31 December 2004 PLN 4 940 thousand; as at 31 March 2004 PLN 5 782 thousand]. This adjustment caused an increase in the financial result by PLN 976 thousand for the financial year ended 31 December 2004 [for the period of three months ended 31 March 2004 PLN 134 thousand].

e) Adjustment in measurement of fully-depreciated property, plant and equipment – as at the date of adoption of IAS a review was carried out of depreciation rates of property, plant and equipment which had been fully depreciated but were still in use. In those instances where it was determined that the full depreciation of a

(amounts shown are in '000 PLN)

fixed asset as at the date of transition to IFRS arises from the fact that the depreciation rate, from the moment a fixed asset was brought into use, did not reflect its period of use, a retrospective adjustment was made of previously-made depreciation. As a result of this adjustment the net value of property, plant and equipment was increased as at 1 January 2004 by PLN 43 759 thousand [as at 31 December 2004 PLN 40 945 thousand]. This adjustment increases depreciation and decreases the financial result for 2004 by PLN 2 814 thousand.

f) Adjustment to property, plant and equipment due to separate depreciation of items – IAS 16 „Property, Plant and Equipment" requires that each part of an item of property, plant and equipment with a different useful life be depreciated separately, although the Accounting Act does not require this. As a result, in order to prepare its financial statements according to Polish accounting standards, the Group applied a single depreciation rate for each item of property, plant and equipment as a whole. Separating such items and applying to them separate depreciation rates matched to their individual periods of usefulness would increase the net value of property, plant and equipment as at 1 January 2004 by PLN 7 958 thousand [as at 31 December 2004 PLN 2 401 thousand; as at 31 March 2004 PLN 6 053 thousand]. As a result of this adjustment and the increase in depreciation, the consolidated financial result for 2004 was reduced by PLN 5 557 thousand [for the period of three months ended 31 March 2004 PLN 1 905 thousand].

g) Adjustment to property, plant and equipment due to capitalised costs of certified inspections – according to IAS 16 „Property, Plant and Equipment", if a condition of continuing to operate an item of property, plant and equipment is the performance of regular major inspections for faults, its cost is recognised in the carrying amount of the item of property, plant and equipment, while any remaining carrying amount of the cost of the previous inspection is derecognised. The Accounting Act does not require this, therefore the costs of certified inspections are recognised as an expense in the period in which they were incurred. As a result an adjustment was made to the value of property, plant and equipment, capitalising the costs of such inspections as at 1 January 2004 in the amount of PLN 74 thousand [as at 31 December 2004 PLN 219 thousand; as at 31 March 2004 PLN 57 thousand]. This adjustment increases the consolidated financial result by PLN 145 thousand [for the period of three months ended 31 March 2004 decreases by PLN 17 thousand].

4.2 Investment property

h) Adjustment of investment property to fair value – For purposes of IAS the Group applied the fair value model for the measurement of its investment property, as a result of which its investment property (including the right to perpetual usufruct of land recognised as investment property) was measured at fair value. Due to this measurement, as at 1 January 2004 the carrying amount of investment property was increased by PLN 3 649 thousand [as at 31 December 2004 PLN 3 649 thousand]. As the perpetual usufruct of land was accounted for as investment property, as at 1 January 2004 financial liabilities due to leasing were accounted for in the amount of PLN 3 302 thousand [as at 31 December 2004 PLN 3 302 thousand]. This adjustment increases equity as at 1 January 2004 in the amount of PLN 347 thousand [as at 31 December 2004 PLN 347 thousand; as at 31 March 2004 PLN 543 thousand]. This adjustment has no effect on the consolidated financial result for the period ended 31 December 2004 [for the three month period ended 31 March 2004 thus adjustment increases the financial result by PLN 196 thousand]

4.3 Prepayments

i) Adjustment to prepayments – based on Polish accounting standards, a subsidiary in the Group accounted in prepayments for the administrative costs incurred in the founding or later expansion of a joint stock company prior to 2002. According to IAS equity should be decreased by these costs. An adjustment was made to prepayments, decreasing their carrying amount as at 1 January 2004 by PLN 282 thousand [as at 31 December 2004 PLN 140 thousand; as at 31 March 2004 PLN 241 thousand]. This adjustment increased the financial result for the 12 month period ended 31 December 2004 by PLN 142 thousand [for the period of three months ended 31 March 2004 PLN 41 thousand].

(amounts shown are in '000 PLN)

4.4 Business combinations

j) Goodwill – according to the Accounting Act, goodwill is amortised over a period of no more than 5 years, although according to IFRS 3 „Business combinations" goodwill is not amortised, but is only tested annually for impairment. According to IFRS 1 „First-time adoption of International Financial Reporting Standards", beginning from 1 January 2004 goodwill is no longer amortised. The financial result for financial year 2004 was increased due to the withdrawal of current amortisation by PLN 268 thousand[as at 31 March 2004 PLN 67 thousand]

k) „Negative goodwill" (excess of share in net fair value of acquired assets and liabilities, over costs of business combination) – according to Accounting Act negative goodwill, up to an amount not exceeding the fair value of the acquired non-current assets, and excluding long term financial assets quoted on regulated markets, is recognised in deferred income for the period being the average weighted period of economic usefulness of the acquired and depreciable assets; negative goodwill, in an amount exceeding the fair value of non-current assets, and excluding long term financial assets quoted on regulated markets, is recognised as income at the date of the combination. According to IFRS 3 „Business combinations", the excess interest of the net fair value of acquired net assets over the cost of the business combination should be fully recognised in the financial result at the acquisition date. Negative goodwill in the amount of PLN 8 104 thousand, which as at 1 January 2004 was presented in the consolidated financial statements prepared under Polish accounting standards, was accounted for in retained earnings as at 1 January 2004 [as at 31 December 2004 equity was increased by PLN 8 695 thousand; as at 31 March 2004 PLN 7862 thousand]. The financial result for the 12 months period ended 31 December 2004 was increased by PLN 591 thousand [for the period of three months ended 31 March 2004 it was decreased by PLN 242 thousand].

l) Minority interest – according to IAS 27 „Consolidated and separate financial statements" minority interest should be presented within equity in a separate item. Minority interests as at 1 January 2004 amounted to PLN 12 791 thousand [as at 31 December 2004 PLN 11 853 thousand; [for the period of three months ended 31 March 2004 PLN 13 045 thousand].

4.5 Adjustment of manufactured cost of goods held in inventories

ł) Adjustment of inventories due to changes in manufacturing cost – adjustments affecting the value of property, plant and equipment, as well as amounts depreciated from 1 January 2004 to 31 December 2004 in production-related entities of the Group, lead to the need for appropriate adjustments in the cost of manufactured goods held in inventories. Adjustments increasing inventories as at 31 December 2004 by PLN 4 422 thousand increase by this same amount the consolidated financial result as well as equity of the Group [for the period of three months ended 31 March 2004 PLN 1 200 thousand].

4.6 Accumulated translation differences from foreign entities

m) exchange differences from translation of foreign entities recognised in equity – according to the Accounting Act exchange differences from translation of foreign entities into Polish currency were recognised in equity as exchange rate differences from translation of subordinated entities. Analysis carried for purposes of IFRS has shown that the functional currency of these entities is the Polish złoty. As a result, as at 1 January 2004 these exchange differences, which until now were recognised in equity from the translation of foreign entities in retained earnings, were amortised, and a respective translation was carried out in the balance sheets and income statements of these entities, while all exchange differences arising from this translation were recognised respectively in the financial result or in retained earnings.

(amounts shown are in '000 PLN)

n) translation of an item of the financial statements of foreign entities to the functional currency – in accordance with IAS 21 The effects of changes in foreign exchange rates it was determined that the functional currency of the KGHM Polska Miedź S.A. Group is the Polish złoty. It is also the functional currency of the foreign entities of the Group: KGHM Polish Copper Ltd., KGHM Kupferhandels and KGHM Congo sprl, as a result of which appropriate translations were carried out of financial statements items for all of 2004 as well as for specific quarters. The effect of these calculations is an increase in the result of the Group by PLN 2 488 thousand as at 31 March 2004. [as at 31 December 2004 a decrease in the result by PLN 2 292 thousand]. Also as at 31 March 2004 equity decreased by PLN 262 thousand [as at 31 December 2004 equity of the Group increased by PLN 94 thousand].

4.7 Deferred income tax

p) deferred income tax from adjustment to IAS – the amount of deferred income tax was appropriately determined from the adjustments described in the above points, in accordance with IAS 12 „Income taxes". The amount of deferred income tax was charged to equity as at 1 January 2004 amounts to PLN 75 028 thousand [as at 31 December 2004 PLN 71 026 thousand; as at 31 March 2004 PLN 73 989 thousand]. The amount of deferred income tax increasing the consolidated financial result for financial year 2004 amounts to PLN 4 002 thousand [for the period of three months ended 31 March 2004 PLN 1 039 thousand].

4.8 Hyperinflationary revaluation of share capital

Hyperinflationary revaluation of share capital – in accordance with IAS 29 "Financial reporting in hyperinflationary economies" the components of owner's equity (except retained profit and any revaluation surplus) should be restated by applying a general price index from the dates the components were contributed or otherwise arose, for the period in which the Polish economy was a hyperinflationary economy, i.e. for the period to the end of 1996. The application of IAS 29 caused an increase in share capital by PLN 5 413 573 thousand while retained earnings was decreased by this same amount. As a result this revaluation has no effect on the equity of the Group as at 31 December 2004. The effect of this revaluation is presented in the table below.

Item in equity	Equity as at 1 January 2004	Result of revaluation of equity to hyperinflationary conditions due to transition to IAS	Equity after reflecting effects of hyperinflationary revaluation as at 1 January 2004
Share capital	2 000 000	5 413 573	7 413 573
Other capital	1 931 347	-	1 931 347
Retained profit	(442 090)	(5 413 573)	(5 855 663)
Minority equity	12 791	-	12 791
Total equity	**3 502 048**	-	**3 502 048**

(amounts shown are in '000 PLN)

Reconciliation of cash flows

		Cash flows as at 31 March 2004	Cash flows as at 31 December 2004
Net cash flows based on Polish accounting standards	(a)	(66 045)	29 750
- adjustment due to translation of financial statements of foreign entities of the Group into the functional currency.	(b)	(196)	(67)
Net cash flows based on IAS	(c)	(66 241)	29 683

5. Other explanations and disclosures

1. As at the date of transition to IAS the Group, as a result of transition, neither recognised nor reversed any impairment losses.

2. In its opening balance the Group applied fair value as deemed (assumed) cost in relation to certain items of property, plant and equipment. Every case of measurement to fair value was carried out by a professional expert. The total fair value of items of property, plant and equipment is presented below:

	Aggregate fair value as at 1 January 2004	Aggregate adjustments to carrying value in accordance with previous accounting standards
Items of property, plant and equipment (d)	12 990	(5 916)
Total	12 990	(5 916)

3. For the preparation of comparative data as respects financial instruments subject to IAS 32 and IAS 39, previously-applied accounting principles based on Polish accounting law were applied, whilst it was determined that there would be no significant discrepancies if the requirements of IAS 32 and IAS 39 were fully applied to these same financial instruments. The effect of changes resulting from the requirements of IAS 39 is the classification of financial assets in the form of shares in an investment fund as financial assets measured at fair value through the income statement. Reclassification from the category of financial assets held to maturity was carried out as at 1 January 2005, which for KGHM is the date of transition to IAS with respect to IAS 32 and IAS 39. The result of this designation is an increase in the previous value of shares in the fund, from PLN 37 274 thousand to the fair value of PLN 49 981 thousand. This change in value as at 1 January 2005 was recognised in the retained earnings from prior years.

No other significant adjustments were identified which would be necessary to conform the data respecting financial instruments to the requirements of IAS 32 and IAS 39.

III. Business segments.

SEGMENT REVENUES	Copper and precious metals, other smelter products	Telecoms and IT services	Other	Consolidation adjustments	Total
	(I)	(II)	(III)		
	in '000 PLN				
Segment revenues (sales to external clients)	1 717 461	123 615	105 629	0	1 946 705
Segment revenue (sales to another segment)	36 487	1 179	323 059	(360 725)	0
Total segment revenues	**1 753 948**	**124 794**	**428 688**	**(360 725)**	**1 946 705**
Segment costs (sales to external clients)	876 562	91 339	295 687	0	1 263 588
Segment costs (sales to another segment)	259 027	952	26 905	(286 884)	0
Total segment costs	**1 135 589**	**92 291**	**322 592**	**(286 884)**	**1 263 588**
Financial result of subordinated entities accounted for using the equity method	51 204	0	0	0	51 204
Result of segment	**669 563**	**32 503**	**106 096**	**(73 841)**	**734 321**
Revenues (unassigned to a segment)	0	0	0	0	142 781
Costs (unassigned to a segment)	0	0	0	0	369 959
Net financial result	0	0	0	0	**507 143**

SEGMENT ASSETS	Copper and precious metals, other smelter products	Telecoms and IT services	Other	Consolidation adjustments	Total
	(I)	(II)	(III)		
	in '000 PLN				
Segment assets	5 717 324	1 391 938	929 531	(268 966)	7 769 827
Investments in segment - in subordinated entities accounted for using the equity method	0	853 979	1 826	0	855 805
Deferred income tax assets	0	0	0	42 201	42 201
Other assets (unassigned to a segment)	0	0	0	601 161	601 161
Total assets	**5 717 324**	**2 245 917**	**931 357**	**374 396**	**9 268 994**
Segment equity and liabilities	8 124 405	710 047	1 086 114	(1 754 799)	8 165 767
Deferred income tax provision	0	0	0	222	222
Other equity and liabilities (unassigned to a segment)	0	0	0	1 103 005	1 103 005
Total equity and liabilities	**8 124 405**	**710 047**	**1 086 114**	**(651 572)**	**9 268 994**

OTHER INFORMATION	Copper and precious metals, other smelter products	Telecoms and IT services	Other	Consolidation adjustments	Total
	(I)	(II)	(III)		
	in '000 PLN				
Investment expenditures	109 084	13 750	18 593	0	**141 427**
Depreciation of property, plant and equipment	77 213	23 157	15 243	0	**115 613**
Depreciation of intangible assets	2 643	1 311	1 355	0	**5 309**
Impairment loss on property, plant and equipment recognised in income statement	390	73	183	0	**646**
Other non-monetary costs	23 874	4 530	2 018	0	**30 422**

(amounts shown are in '000 PLN)

IV. Items affecting assets, liabilities, equity, the net financial result or cash flow, which are unusual as respects their type, amount or degree of influence.

1. Material situation and financial results of significant companies

The greatest impact on the consolidated financial statements arises from the assets and financial results of KGHM Polska Miedź S.A. – the parent entity – and from the subsidiary DIALOG S.A. and the associated entity Polkomtel S.A.

DIALOG S.A.

The results achieved by the company during the first quarter of 2005 support continuation of the strategy based on continuing to seek new subscribers and increasing its range of services while simultaneously pursuing a consistent policy of rationalisation of costs.

During the first quarter of 2005 DIALOG S.A. earned PLN 122 727 thousand in revenues from sales (versus PLN 107 919 thousand in the first quarter of 2004 – an increase of 14%) achieving a profit on sales of PLN 28 624 thousand (versus PLN 21 217 thousand for the comparable period of 2004 – an increase of 35%). The company earned an operating profit of PLN 23 908 thousand. EBITDA for DIALOG S.A. amounted to PLN 48 376 thousand, thereby achieving an EBITDA margin of 39%. This profitability at the operating level as well as the high level of EBITDA is due to the continuation of activities aimed at optimising costs while simultaneously undertaking actions aimed at improving the structure of revenues. The net profit of the company is significantly impacted by financial activities. Thanks to a decrease in corporate debt from the issuance of bonds the company reduced its financial costs. The loss on financial activities amounted to PLN 11 255 thousand. Net profit in the first quarter of 2005 was PLN 12 654 thousand.

In 2005, the company continued to carry out a program aimed at increasing its subscriber base. At the end of March 2005 the company had 690 thousand built lines (an increase versus 31 December 2004 of 6 thousand) and 451 thousand ringing lines (an increase of 16 thousand). The company is consistently pursuing a policy aimed at acquiring corporate customers. The Business-mix ratio was 25%. The company is also developing other services, including internet access. In 2005 particular emphasis was placed on developing broadban internet services using xDSL technology. At the end of March 2005 the company had 70 thousand internet users taking advantage of internet access through monthly, lump-sum payments.

The process is currently underway of preparing to take a decision regarding the future of DIALOG S.A. based on the accepted strategy of KGHM Polska Miedź S.A., which assumes an eventual exit from its telecoms investments over the long term and concentration on its core business, which is the extraction and processing of non-ferrous metals.

POLKOMTEL S.A.

The shares of Polkomtel S.A. in the consolidated financial statements are accounted for using the equity method. As at 31 March 2005 their carrying value amounted to PLN 853 978 thousand.

On 21 April 2005 the Ordinary General Shareholders Meeting of Polkomtel S.A. resolved to distribute net profit for the year 2004. KGHM Polska Miedź S.A. as a shareholder (4 020 050 shares) received a gross dividend of PLN 83 295 436.00, representing PLN 20.72 per share. The date of payment of the dividend was set at 3 June 2005.

Based on an agreement signed on 17 December 2004 between KGHM Polska Miedź S.A., PKN Orlen S.A. and Polskie Sieci Elektroenergetyczne S.A., these companies committed themselves to co-operate in order to simultaneously float the shares of Polkomtel S.A. and to introduce their trading on the Warsaw Stock Exchange. In furtherance of this agreement, the parties, together with financial advisors, are co-operating with each other and taking mutual actions aimed at optimising their equity interest in Polkomtel S.A. - maximising the value and liquidity of the shares of Polkomtel S.A.

(amounts shown are in '000 PLN)

2. Measurement of financial assets and property, plant and equipment

Due to valuation and settlement of future cash flow hedging transactions in an amount reflecting the effective part of the hedge, the revaluation reserve in the parent entity in the current quarter was decreased by PLN 192 507 thousand, and after reflecting the results in deferred tax the revaluation reserve was decreased by PLN 157 135 thousand.

Assets and the financial result in the current period were affected by impairment losses or by the measurement of property, plant and equipment and financial assets.
These effects relate to:

- the re-measurement of derivative instruments to fair value, which increased profit by PLN 530 thousand,
- the measurement to fair value of shares in funds, increasing the financial result by PLN 3 322 thousand,
- an impairment loss on receiveables together with interest, decreasing the result by PLN 4 759 thousand (mainly respecting the company Dialog S.A.), and reversal of the impairment loss on receiveables which increased the result by PLN 46 241 thousand, of which PLN 43 241 thousand relates to the reversal of the allowance for State budget receiveables together with interest in the parent entity, after the resolution of disputed tax issues respecting VAT.

The measurement of other assets did not significantly affect the assets and results of the period.

V. Bank and other loans and other sources of external financing

	31 March 2005	31 December 2004
Non-current	**58 463**	**53 781**
Loans	28 246	23 260
Liabilities due to financial leasing	30 217	30 521
Current	**288 201**	**273 074**
Bank loans	273 715	258 051
Loans	7 588	7 752
Liabilities due to financial leasing	6 898	7 271
Total	**346 664**	**326 855**

VI. Restructurisation

In the current quarter the Management Board of the parent entity resolved to restructure the Group as respects:

1) the combination of the management funds KGHM Metale S.A. and DSI S.A. The entity created from this business combination will be directly involved in production and service activities aimed at supporting the core business, as auxiliary activities to the core business of KGHM Polska Miedź S.A.,

2) the consolidation of machinery production in the subsidiaries ZANAM-Legmet sp. z o.o. and INOVA sp. z o.o., and

(amounts shown are in '000 PLN)

3) the decision by KGHM Polska Miedź S.A. to assume direct supervision of those subsidiaries having key significance for the core business – ZANAM-Legmet sp. z o.o and PeBeKa S.A.
The effects of these changes will be reflected in the consolidated financial results of future periods.

VII. Discontinued operations.

No operations were discontinued in the current period.

VIII. Business combinations.

There were no business combinations carried out in the current period.

IX. Disposal of subsidiaries .

No subsidiaries were disposed of in the current period.

X. Information on seasonal or cyclical activities.

The KGHM Polska Miedź S.A. Group is not affected by seasonal or cyclical activities

XI. Contingent assets and liabilities.

At the end of the financial period estimates were made of contingent assets and liabilities, which were accounted for as off-balance sheet items.

		Receiveables/Liabilities	*Changes in the period*
1.	**Contingent receiveables**	108 230	(28 848)
-	disputed State Budget issues	76 711	(27 587)
-	bill of exchange receiveables	26 129	288
-	guarantees received	4 057	(1 549)
-	other	1 333	-
2.	**Contingent liabilities**	226 404	191 585
-	guarantees and security granted to subordinated entities	223 932	191 285
-	guarantees and security granted to other entities	2 472	300
3.	**Other off-balance sheet liabilities**	386 289	20 427
-	liabilities due to perpetual usufruct of land	218 070	202
-	liabilities due to R&D contracts, inventions and other unrealised agreements	118 031	(79)
-	bill of exchange liabilities	40 273	(265)
-	other liabilities	9 915	(20 285)

(amounts shown are in '000 PLN)

The increase in liabilities due to guarantees granted to subordinated entities relates to bank guarantees paid by KGHM Polska Miedź S.A. in the form of cash in the amount of PLN 193 000 thousand, for the purpose of increasing the share capital of the subsidiary ENERGETYKA sp. z o.o. This guarantee expires on 31 May 2005. This increase in share capital is related to the investment project „Development of the power generation capabilities of KGHM Polska Miedź S.A."

XII. Type and amount of changes in estimates.

1. Provisions

The effects of revaluation or creation of estimates of future liabilities (provisions) were settled in the financial result of the current quarter, and in particular:

1.1 provisions for future mine closure costs (restoration) in the parent entity. This provision also includes the estimated costs of dismantling and removing technological objects, the obligation for which is incurred upon the conclusion of activities as a result of prevailing law or standard practice. The result of this change in estimates is an increase in the provision and a decrease in profit in the amount of PLN 7 370 thousand,

1.2 provisions for future employee benefits due to one-off retirement or disability payments, jubilee awards and post-employment coal equivalent payments. The result of this change in estimates is an increase in the provision and a decrease in profit in the amount of PLN 12 411 thousand (after reflecting the effects in deferred tax in the amount of PLN 11 029 thousand.)

1.3 current provisions for one-off wages and bonuses together with charges, which decreased the result by PLN 96 645 thousand.

2. Deferred income tax

The result of differences between the carrying value and taxable value of this item is a change in the estimated value of assets and provisions due to deferred income tax.

In the current quarter there was a decrease in the tax asset in the amount of PLN 22 702 thousand, of which the following was settled:

- as a decrease in the financial result PLN 7 572 thousand,
- as an increase in equity due to the measurement and settlement of hedging instruments PLN 30 274 thousand.

There was a decrease in the provision for deferred tax in the amount of PLN 15 642 thousand, of which the following was settled:

- as an increase in the financial result PLN 10 544 thousand,
- as an increase in equity PLN 5 098 thousand.

After compensating this asset from the provision, the asset at the end of the financial period was measured at PLN 42 201 thousand, while the provision was measured at PLN 222 thousand.

XIII. Events which occurred after the balance sheet date.

The Extraordinary General Shareholders Meeting of the subsidiary Zagłębie Lubin SSA resolved to increase the share capital of this company by PLN 45 000 thousand. This increase in share capital is related to the decision to begin work on an investment titled „Construction of a public arena-sport center and modernisation of the stadium in Lubin". As at the date of preparation of this report this increase in share capital had not yet been registered.

OTHER INFORMATION TO THE CONSOLIDATED QUARTERLY REPORT QS 1/2005
(pursuant to § 98 sec. 6 of the Decree of the Council of Ministers dated 21 March 2005 – Journal of Laws Nr 49, item 463)

I Position of the Management Board with respect to the possibility of achieving previously-published forecasts of results for the year 2005, in light of the results presented in this consolidated quarterly report relative to forecast results

The Management Board of KGHM Polska Miedź S.A. has not published a forecast of Group results. On 21 December 2004 were published solely the financial results of the parent entity for the year 2005 as set out in the Budget.

II Shareholders holding at least 5% of the total number of votes at the General Shareholders Meeting of KGHM Polska Miedź S.A. as at the date of publication of this consolidated quarterly report and changes in the ownership structure of significant packets of shares in the period since publication of the prior consolidated quarterly report

Based on information obtained by KGHM Polska Miedź S.A. under art. 147 of the Law on the Public Trading of Securities, the following shareholders owned at least 5% of the total number of votes at the General Shareholders Meeting of KGHM Polska Miedź S.A. as at the date of publication of this report:

Shareholder	Shares held as at publication date of Q4 2004 report (same number of votes)	% of share capital held as at publication date of Q4 2004 report (same number of votes)	Shares held as at publication date of Q1 2005 report (same number of votes)	% of share capital held as at publication date of Q1 2005 report (same number of votes)
1	2	3	4	5
State Treasury	88 567 589	44.28 %	88 567 589	44.28%
Deutsche Bank Trust Company Americas (depositary bank in the depositary receipt program)			10 013 016	5.01%

Changes in the ownership structure of significant packets of shares during the period since publication of the last quarterly report, i.e. since 1 March 2005 (based on information received under art. 147 of the Law):

- based on an announcement dated 17 March 2005, Deutsche Bank Trust Company Americas (depositary bank in the depositary receipt program) increased its share of the total number of votes at the General Shareholders Meeting of KGHM Polska Miedź S.A. to a level above 5% and held 10 311 830 shares of KGHM Polska Miedź S.A., representing 5.16 % of the share capital of the Company and granting the right to the same number of votes,
- based on an announcement dated 7 April 2005, Deutsche Bank Trust Company Americas reduced its share of the total number of votes at the General Shareholders Meeting of KGHM Polska Miedź S.A. to a level below 5% and held 9 130 882 shares of KGHM Polska Miedź S.A., representing 4.57 % of the share capital of the Company and granting the right to the same number of votes,
- based on an announcement dated 11 May 2005 Deutsche Bank Trust Company Americas increased its share of the total number of votes at the General Shareholders Meeting of KGHM Polska Miedź S.A. to a level above 5% and held 10 013 016 shares of KGHM Polska Miedź S.A., representing 5.01 % of the share capital of the Company and granting the right to the same number of votes.

III Changes in ownership of shares of parent entity or of rights to them (options) by Management or Supervisory personnel of KGHM Polska Miedź S.A., based on information held by the Company, during the period following publication of the prior consolidated quarterly report

Based on information held by the parent entity, the table below shows ownership of shares of KGHM Polska Miedź S.A. by management and supervisory personnel:

Position / function	First name, surname	Shares held as at publication date of Q4 2004 report	Shares bought since publication of Q4 2004 report	Shares sold since publication of Q4 2004 report	Shares held as at publication date of Q1 2005 report
1	2	3	4	5	6
President of the Management Board	Wiktor Błądek	1 310	0	0	1 310
1st Vice President of the Management Board	Jarosław Andrzej Szczepek	0	0	0	0
Vice President of the Management Board	Andrzej Krug	0	0	0	0
Vice President of the Management Board	Robert Nowak	100	0	0	100
Vice President of the Management Board	Marek Szczerbiak	0	0	0	0
Chairman of the Supervisory Board	Janusz Maciejewicz	524	0	0	524
Deputy Chairman of the Supervisory Board	Jerzy Markowski	5	0	0	5
Secretary of the Supervisory Board	Jan Rymarczyk	0	0	0	0
Member of the Supervisory Board	Józef Czyczerski	710	0	0	710
Member of the Supervisory Board	Leszek Hajdacki	24	0	0	24
Member of the Supervisory Board	Tadeusz Janusz	0	0	0	0
Member of the Supervisory Board	Ryszard Kurek	810	0	0	810
Member of the Supervisory Board	Elżbieta Niebisz	0	0	0	0
Member of the Supervisory Board	Marek Wierzbowski	n.a.	n.a.	n.a.	n.a.

IV List of proceedings being pursued in a court, an appropriate body for arbitration, or in a body of public administration

The total value of on-going proceedings before the public courts, bodies appropriate for arbitration proceedings and bodies of public administration, relating to the liabilities and debtors of KGHM Polska Miedź S.A. and its subsidiaries as at 31 March 2005, does not represent at least 10% of the equity of KGHM Polska Miedź S.A.

V Information on single or multiple transactions entered into by KGHM Polska Miedź S.A. or a subsidiary with related entities, if the value of these transactions (being the total value of all transactions entered into since the beginning of the financial year) exceeds the equivalent of eur 500 000 – which are not typical and routine transactions entered into under market conditions between related entities and do not arise from on-going operating activities

Transaction entered into on 15 March 2005 between KGHM Polska Miedź S.A. in Lubin and the company Miedziowe Centrum Zdrowia S.A. in Lubin (a subsidiary of KGHM Polska Miedź S.A.) related to payment of the first instalment of a donation in the amount of PLN 2 240 thousand to MCZ S.A. This donation is based on a notary agreement between the above-mentioned entities entered into on 11 February 2005 for the amount of PLN 11 200 thousand and to be used for the financing of a CT scanner and of fixed-station angiograph equipment for the examination of heart and peripheral vessels. KGHM Polska Miedź S.A. will execute payment on the remainder of the donation in four equal annual instalments, payable by 31 January of each year, beginning from 2006.

Transactions entered into between KGHM Polska Miedź S.A. in Lubin and KGHM CONGO S.P.R.L with its registered head office in the Democratic Republic of Congo (a subsidiary of the Company) related to loans totalling USD 900 thousand granted to KGHM CONGO S.P.R.L. based on agreements entered into on 14 March 2005. These loans are for the purpose of replacing the worn-out machine park and renovating the roadways to the Kimpe mine. Repayment of the loans was executed in instalments (USD 430 thousand by 15 March 2005, USD 300 thousand by 31 March 2005, USD 170 thousand by 15 April 2005). The largest value transaction was a loan in the amount of USD 620 thousand for replacement of the machine park. The loan, together with interest, will be repaid in ten monthly instalments beginning from October 2005. Interest on the loan was based on LIBOR 1M + a 1% annual percentage rate.

VI Information on the granting by KGHM Polska Miedź S.A., or by a subsidiary of security on credit or loans, or of guarantees – in total to a single entity or subsidiary, if the total value of existing securities or guarantees represents the equivalent of at least 10% of the equity of KGHM Polska Miedź S.A.

During the period 1 January 2005 – 31 March 2005 neither KGHM Polska Miedź S.A. nor its subsidiaries granted securities on credit or loans, nor did they grant guarantees to a single entity or subsidiary whose total value would represent at least 10% of the equity of KGHM Polska Miedź S.A.

VII Other information important for the evaluation of employment, assets, finances and the financial result and any changes thereto, and information which is important for evaluating the capacity of the Company to meet its liabilities

None

VIII Factors impacting the financial results of the Group, at least in the following quarter

The largest impact on the results of the Group is from the parent entity – KGHM Polska Miedź S.A., from Polkomtel S.A. – and from DIALOG S.A. As a result, the most significant factors impacting the results of the Group through the parent entity are:

- copper and silver prices on metals markets,
- the PLN/USD exchange rate, and
- electrolytic copper production costs.

KGHM Polska Miedź S.A. will be oriented towards concentrating its activities on the production of copper and on acquiring the best possible results from its mining and smelting activities, while reflecting risks associated with macroeconomic factors (copper prices, PLN/USD exchange rate).

(Translation from the original Polish version. In the event of differences resulting from the translation, reference should be made to the official Polish version.)

The consolidated quarterly report QS1/2005, comprising the Quarterly condensed consolidated financial statements prepared in accordance with IAS for the period 1 January 2005 to 31 March 2005 and Other information to the consolidated financial report QS1/2005 signed in Lubin, 16 May 2005.

Signatures of persons representing the Company:

Date	*First, surname*	*Position/Function*	*Signature*
16 May 2005		WICEPREZES ZARZĄDU	
16 May 2005		Marek Szczerbiak	
16 May 2005			